UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

 ________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

 CENTRAL PUERTO S.A

CENTRAL PUERTO S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2023

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2023	2022	2021
		ARS 000	ARS 000	ARS 000

Revenues	5	313,568,164	315,744,637	346,243,761
Cost of sales	6.1	(210,166,444)	(166,051,558)	(179,326,913)
Gross income		103,401,720	149,693,079	166,916,848

Administrative and selling expenses	6.2	(31,753,694)	(23,253,248)	(25,183,782)
Other operating income	7.1	237,706,231	111,837,412	66,235,117
Other operating expenses	7.2	(15,128,790)	(1,875,144)	(4,899,121)
Reversal of impairment / (impairment) of property, plant and equipment and intangible assets net		43,994,536	(43,670,460)	(47,102,661)
Operating income		338,220,003	192,731,639	155,966,401

Loss on net monetary position	2.1.2	(126,511,590)	(94,864,437)	(10,033,044)
Finance income	7.3	230,203,826	79,527,910	11,784,114
Finance expenses	7.4	(356,774,380)	(135,316,228)	(108,067,187)
Share of the profit (loss) of associates	3	6,115,780	347,325	(3,424,273)
Gain from bargain purchase	2.2.20	72,645,358	37,911,293	-
Income before income tax		163,898,997	80,337,502	46,226,011

Income tax for the year	8	(17,938,127)	(20,927,229)	(50,155,953)
Net gain (loss) for the year		145,960,870	59,410,273	(3,929,942)

Attributable to:
– Equity holders of the parent		148,043,845	59,293,545	(4,501,444)
– Non-controlling interests		(2,082,975)	116,728	571,498
		145,960,870	59,410,273	(3,929,946)

Basic and diluted earnings per share (ARS)	9	98.41	39.40	(2.99)

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CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2023	2022	2021
		ARS 000	ARS 000	ARS 000

Net income (loss) for the year		145,960,870	59,410,273	(3,929,946)

Other comprehensive (loss) income for the year

Other comprehensive (loss) income not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	14.3	(1,155,337)	(731,366)	2,351
Income tax related to remeasurement of losses from long- term employee benefits	8	404,368	255,977	(819)
Total other comprehensive (loss) income not to be reclassified to income in subsequent periods		(750,969)	(475,389)	1,532
Total other comprehensive (loss) income for the year		(750,969)	(475,389)	1,532
Total comprehensive income (loss) for the year		145,209,901	58,934,884	(3,928,414)

Attributable to:
– Equity holders of the parent		147,292,876	58,818,156	(4,499,912)
– Non-controlling interests		(2,082,975)	116,728	571,498
		145,209,901	58,934,884	(3,928,414)

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CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2023	12-31-2022
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	11	758,933,621	616,321,669
Intangible assets	12	15,956,070	24,212,452
Biological assets		89,242,177	38,299,254
Investment in associates	3	34,360,068	37,860,820
Inventories	10	5,981,574	6,813,989
Other non-financial assets	14.1	304,343	765,683
Trade and other receivables	13.1	154,597,455	131,784,373
Other financial assets	13.6	38,740,617	3,632,284
Deferred tax asset	8	12,663,514	2,602,356
		1,110,779,439	862,292,880
Current assets
Biological assets		6,758,707	9,181,119
Inventories	10	8,939,956	19,681,975
Other non-financial assets	14.1	12,220,611	2,777,364
Trade and other receivables	13.1	161,280,356	136,683,090
Other financial assets	13.6	89,838,080	129,998,893
Cash and cash equivalents	15	13,470,493	28,785,809
		292,508,203	327,108,250
Total assets		1,403,287,642	1,189,401,130

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		246,927,434	246,927,434
Legal reserve		41,261,481	38,296,802
Voluntary reserve		346,305,972	485,798,841
Other equity accounts		(22,528,983)	(18,091,155)
Voluntary reserve for future dividends distribution		73,320,698	-
Retained earnings		148,019,840	58,818,155
Equity attributable to holders of the parent		834,820,464	813,264,099
Non-controlling interests		21,751,086	616,612
Total equity		856,571,550	813,880,711

Non-current liabilities
Other non-financial liabilities	14.2	28,078,227	23,580,634
Loans and borrowings	13.3	286,373,907	140,883,742
Compensation and employee benefits liabilities	14.3	3,309,290	2,321,472
Provisions		1,934,005	184,892
Deferred income tax liabilities	8	79,164,462	76,196,163
		398,859,891	243,166,903
Current liabilities
Trade and other payables	13.2	49,803,473	23,376,350
Other non-financial liabilities	14.2	25,617,934	27,316,831
Loans and borrowings	13.3	48,810,618	56,632,669
Compensation and employee benefits liabilities	14.3	15,726,816	10,034,781
Income tax payable		6,273,203	14,849,276
Provisions	17	1,624,157	143,609
		147,856,201	132,353,516
Total liabilities		546,716,092	375,520,419
Total equity and liabilities		1,403,287,642	1,189,401,130

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CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock		Retained earnings			Voluntary reserve
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	for future dividends distribution	Unappropriated retained earnings	Total	Non- controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2023	1,514,022	246,927,434	38,296,802	485,798,841	(18,091,155)	-	58,818,155	813,264,099	616,612	813,880,711

Net income for the year	-	-	-	-	-	-	148,043,845	148,043,845	(2,082,975)	145,960,870
Other comprehensive loss for the year	-	-	-	-	-	-	(750,969)	(750,969)	-	(750,969)
Total comprehensive income (loss) for the year	-	-	-	-	-	-	147,292,876	147,292,876	(2,082,975)	145,209,901

Increase in legal reserve	-	-	2,964,679	-	-	-	(2,964,679)	-	-	-
Increase in voluntary reserve for future dividends distribution	-	-	-	(139,492,869)	-	195,346,345	(55,853,476)	-	-	-
Dividends in cash	-	-	-	-	-	(122,025,647)	-	(122,025,647)	-	(122,025,647)
Business combination (Note 2.2.20)	-	-	-	-	-	-	-	-	19,146,135	19,146,135
Transaction between related parties (Note 18)	-	-	-		(2,778,048)	-	-	(2,778,048)	8,929,639	6,151,591
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	-	(4,858,325)	(4,858,325)
Dividends in cash collected by a subsidiary (3)	-	-	-	-	-	-	726,964	726,964	-	726,964
Acquisition of treasury shares (Note 13.3.10)	-	-	-	-	(1,659,780)	-	-	(1,659,780)	-	(1,659,780)
As of December 31, 2023(1)	1,514,022	246,927,434	41,261,481	346,305,972	(22,528,983)	73,320,698	148,019,840	834,820,464	21,751,086	856,571,550

As of January 1, 2022	1,514,022	246,927,434	38,296,802	503,835,858	(18,002,310)	-	(4,449,524)	768,122,282	1,031,915	769,154,197

Net income for the year	-	-	-	-	-	-	59,293,545	59,293,545	116,728	59,410,273
Other comprehensive (loss) income for the year	-	-	-	-	-	-	(475,389)	(475,389)	-	(475,389)
Total comprehensive income for the year	-	-	-	-	-	-	58,818,156	58,818,156	116,728	58,934,884

Decrease in voluntary reserve due to loss absorption	-	-	-	(4,449,523)	-	-	4,449,523	-	-	-
Dividends in cash	-	-	-	(13,587,494)	-	-	-	(13,587,494)	-	(13,587,494)
Dividends in cash distributed by a subsidiary (4)	-	-	-	-	-	-	-	-	(532,031)	(532,031)
Acquisition of treasury shares (Notes 13.3.10)	-	-	-	-	(88,845)	-	-	(88,845)	-	(88,845)
As of December 31, 2022(5)	1,514,022	246,927,434	38,296,802	485,798,841	(18,091,155)	-	58,818,155	813,264,099	616,612	813,880,711

As of January 1, 2021	1,514,022	246,927,434	35,141,636	443,887,685	(18,002,310)	-	63,153,727	772,622,194	1,174,908	773,797,102

Net (loss) income for the year	-	-	-	-	-	-	(4,501,444)	(4,501,444)	571,498	(3,929,946)
Other comprehensive income for the year	-	-	-	-	-	-	1,532	1,532	-	1,532
Total comprehensive (loss) income for the year	-	-	-	-	-	-	(4,499,912)	(4,499,912)	571,498	(3,928,414)

Increase in legal reserve	-	-	3,155,166	-	-	-	(3,155,166)	-	-	-
Increase in voluntary reserve	-	-	-	59,948,173	-	-	(59,948,173)	-	-	-
Dividends in cash distributed by a subsidiary (6)	-	-	-	-	-	-	-	-	(714,491)	(714,491)
As of December 31, 2021(5)	1,514,022	246,927,434	38,296,802	503,835,858	(18,002,310)	-	(4,449,524)	768,122,282	1,031,915	769,154,197

(1)	Includes 11,277,623 treasury shares.
(2)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 24, 2023.
(3)	Dividend collection by the subsidiary Proener S.A.U. in relation to the dividends distribution of the Company.
(4)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 4, 2022.
(5)	8,977,630 common shares are held by subsidiaries.
(6)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2021.

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CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax	163,898,997	80,337,502	46,226,011

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	64,072,513	48,238,614	46,330,005
Amortization of intangible assets	6,145,364	12,334,158	18,645,411
Reversal of impairment / (impairment) of property, plant and equipment and intangible assets	(43,994,536)	43,670,460	47,102,661
Loss from disposal (Income from sale) of property, plant and equipment	8,461,885	(61,955)	(637,987)
Recovery (Charge) discount of tax credits	763,531	(818,538)	(1,436,000)
Interest earned from customers	(33,388,985)	(20,714,927)	(21,902,168)
Finance income	(230,203,826)	(79,527,910)	(11,784,114)
Finance expenses	356,774,380	135,316,228	108,067,187
Insurance recovery	-	(4,174,622)	-
Share of the profit of associates	(6,115,780)	(347,325)	3,424,273
Gain from bargain purchase	(72,645,358)	(37,911,293)	-
Material and spare parts impairments	716,167	1,594,977	250,861
Movements in provisions, and long-term employee benefit plan expense	3,692,018	1,070,834	1,857,254
Biological assets revaluation	(12,658,919)	-	-
Foreign exchange difference for trade receivables	(190,654,483)	(85,079,807)	(41,734,061)
Net monetary results effect	123,284,321	52,082,034	(5,446,892)
Trade and tax interests lost	1,792,410	-	3,787,816

Working capital adjustments:
Decrease in trade and other receivables	42,974,477	31,262,737	22,139,735
(Increase) Decrease in other non-financial assets, biological assets and inventories	(32,310,543)	10,559,232	(6,002,547)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(19,130,210)	(11,473,497)	(41,805,221)

Interest received from customers	29,320,380	18,030,017	21,369,929
Trade and tax interests paid	(952,955)	-	(3,787,816)
Income tax paid	(34,344,072)	(25,046,766)	(26,730,242)
Insurance recovery collected	118,000	3,921,416	-
Net cash flows provided by operating activities	125,614,776	173,261,569	157,934,095

Investing activities
Purchase of property, plant and equipment and materials	(9,834,940)	(10,434,395)	(32,586,599)
Dividends received	6,728,299	875,311	850,261
Sale of property, plant and equipment	-	146,707	22,110,475
Acquisition of financial assets, net	(22,793,255)	(55,592,318)	-
Acquisition of subsidiaries and associates, net of cash acquired	(36,017,836)	(32,252,001)	(32,376,289)
Acquisition of treasury shares	(1,659,780)	(88,845)	-
Net cash flows used in investing activities	(63,577,512)	(97,345,541)	(42,002,152)

Financing activities
Bank and investment accounts overdrafts (paid) received, net	(4,814,307)	6,558,899	(9,766,394)
Loans received	71,906,462	-	-
Loans paid	(93,096,630)	(26,333,200)	(78,207,660)
Corporate bonds repurchase payment	(6,474,215)	-	-
Direct financing and loans refinancing costs	(1,711,546)	(888,343)	(2,112,876)
Interest paid	(23,648,968)	(18,946,446)	(25,465,098)
Dividends paid	(21,914,775)	(11,171,400)	(714,491)
Net cash flows used in financing activities	(79,753,979)	(50,780,490)	(116,266,519)

(Decrease) Increase in cash and cash equivalents	(17,716,715)	25,135,538	(334,576)
Exchange difference and other financial results	20,416,299	4,059,896	487,562
Monetary results effect on cash and cash equivalents	(18,014,900)	(2,118,590)	(995,813)
Cash and cash equivalents as of January 1	28,785,809	1,708,965	2,551,793
Cash and cash equivalents as of December 31	13,470,493	28,785,809	1,708,966

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CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

-	Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,747 MW.

-	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

-	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

-	Equity investees in Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

-	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

-	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

-	The thermal station Costanera located in the City of Buenos Aires, that operates a thermal generation plant which is made by six turbo-steam units with an installed power capacity of 1,131 MW and two combined cycle plants with an installed power capacity of 1,128 MW (see Note 20.5).

-	Generation plants using renewable energy sources with a total installed capacity of 473.8 MW of commercially available installed capacity from renewable energy sources, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW and (viii) solar farm Guañizuil II A 100 MW (See Note 20.7).

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group. On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

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CENTRAL PUERTO S.A.

During 2022, within the framework of MEyM Resolution No. 281/2017, the Company was awarded the project “Parque Solar San Carlos” (solar power station) for a 10 MW power. This project will be built in San Carlos, Salta province.

Finally, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forest activity since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 43,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area). See Note 20.6.

1.1. Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

After the Argentine economic crisis in 2001 and 2002 and the end of the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided at the time by National Government led to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

1.2. Amendments to WEM regulations

a) Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables

Resolution 406/03 issued in September 2003 enforced priority payments of generator’s balances. Under the priority payment plan, generators only collected the variable generation costs declared and the payments for power capacity and the remaining payments on these plants were delayed as there were not sufficient funds as a result of the structural deficit. Resolution 406/03 established that the resulting monthly obligations to generators for the unpaid balance were to be considered payments without a fixed due date, or “LVFVD receivables” using the Spanish acronym. Although these obligations did not have a specified due date, the Resolution provided that they would earn interest at an equivalent rate to the one received by CAMMESA on its own cash investments, hereafter “the CAMMESA rate”.

As a result of this regulation, a portion of the invoices issued by Company’s plants were not paid in full beginning in 2004.

Between 2004 and 2007, the Argentine government issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. These resolutions created funds called the “FONINVEMEM” which were administered by trusts (“the FONINVEMEM trust”) and made investments in two thermal generation plants within Argentina. All WEM creditor agents with LVFVD (including the Company) were invited to state formally their decision to participate in forming the FONINVEMEM. The Company, as most LVFVD generators, stated its decision to participate in the creation of the FONINVEMEM with the abovementioned receivables.

Within this framework, generators created the companies Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which were engaged in managing the purchase of equipment, and building, operating and maintaining each new power plant.

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CENTRAL PUERTO S.A.

Under these Resolutions, the trusts Central Termoeléctrica Timbúes ("FCTT") and Central Termoeléctrica Manuel Belgrano ("FCTMB") are the owner of the Central Termoeléctrica San Martin and Central Termoeléctrica Belgrano plants during the first ten years of operations. Trusts are aimed at administrating, each of them, 50% of the resources accrued under FONINVEMEM and other funds for the purpose of financing the power stations. Under these agreements, CAMMESA acts as a Trustor, Banco de Inversión y Comercio Exterior (“BICE”) as Trustee, the Secretariat of Energy as regulatory authority and TSM and TMB as Trust Beneficiaries and the Company, with the remaining shareholders of TSM and TMB, as guarantors of the obligations of the latter.

The trust agreements had to remain in force until the termination date of the supply agreement that the Trustee - in representation of the Trust - entered into with CAMMESA - as the purchasing party - that had to remain valid for 10 years as from the date of the commercial authorization of the power stations. Upon the termination of that term, the trust assets must be transferred to TSM and TMB provided that, prior to such transference, TSM and TMB and their shareholders perform all the corporate acts necessary to allow private contributors and/or the Argentine Government to receive their correspondent shares in the capital of the power stations pursuant to the terms of the agreement. Failure to comply with this condition, holders of interest certificates (Argentine Government) and the generators who are the current shareholders of TSM and TMB shall be deemed as trust beneficiaries.

The FONINVEMEM agreements established that the receivables mentioned above will be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. Also, the agreements established that the LVFVD receivables would be collected converted to US dollar and began earning interest at LIBOR plus a spread of 1% and 2%.

Once Manuel Belgrano and San Martin plants were commissioned (on January 7, 2010 and February 2, 2010, respectively), CAMMESA began paying the LVFVD receivables. On May 2010, CAMMESA informed the Company of the payment plan, including the amount of accrued interest at the CAMMESA rate which was added to the principal to be repaid in monthly installments over a ten-year period. Upon receipt of the payment schedule, the Company recognized accrued interest (related to the CAMMESA rate). The Company also began recognizing LIBOR interest income based on the contractual rate provided in the Resolution and the conversion of the receivables into US dollar. Since achieving commercial operations in 2010, CAMMESA have made all scheduled contractual principal and interest payments in accordance with the installment plan.

On January 7, 2020, the supply agreement with TMB was terminated and on February 2, 2020, the supply agreement with TSM was terminated, therefore payments of the final installment of the 120 established in the agreement for each power stations ceased. As a result, the reimbursement for the LVFVD receivables is deemed completed. In Note 3.1, the events that occurred after the termination of the supply agreements with TMB and TSM are included.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution No. 406/03 accrued over the 2008 - 2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), the LIBOR rate was applied plus a 5% margin.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Commercial Approval is described in Note 13.1.

Under the agreement mentioned above, generators created the company Central Vuelta de Obligado S.A., which was in charge of managing the purchase of equipment and construction of the Central Vuelta de Obligado thermal power plant and currently it is in charge of managing its operation and maintenance.

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TSM and TMB

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, trust agreements also terminated. As from those dates, a 90-day period commenced in which TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions give them rights to.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re-adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging equity interest rights: 65.006% in TMB and 68.826% in TSM.

On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claims does not correspond with the contributions made for the construction of power stations and that gave it right to claim such equity interest.

On March 4, 2020, the Company was notified on two notes sent by the Minister of Productive Development whereby he answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. In March 2020, the Company raised a reconsideration motion, with higher supplementary appeal, against the Argentine Government’s order for the acts mentioned above.

On May 4 and 8, 2020, the Company attended the Special Shareholder’s Meetings of TMB and TSM, respectively, in which the admission of the Argentine Government as shareholder of TSM and TMB was allowed, in accordance with the shareholding interest claimed by the Argentine Government. This with the sole purpose of complying with the precedent condition established in the respective Trust Agreements, which stated that for the trusted equity -comprised, among others, by the power plants- to be transferred to the companies TSM and TMB in a 90-day period counted as from the end of the supply agreements, such companies and their shareholders (among which the Company is included) had to allow the entrance of the Argentine Government in TSM and TMB, receiving the same amount of shares representing the contributions made by the Argentine Government for the construction of the plants and giving it the right to claim such interest.

In both cases, when the mentioned Shareholders’ Meetings were held, through which the Argentine Government was allowed as shareholder of TMB and TSM due to its interest claim, the Company made the corresponding reservation of rights so as to continue the abovementioned claims already commenced.

On November 19, 2020, BICE (in its capacity as trustee of both trust agreements) had the condition precedent established in the Trust Agreements fulfilled since the necessary corporate acts for the Argentine Government to be allowed as shareholder of TSM and TMB were performed. Finally, on March 11, 2021, the Argentine Government has subscribed its shares in TSM and TMB. This way, the Group´s equity interest in TSM and TMB was changed from 30.8752% to 9.6269% and from 30.9464% to 10.8312%, respectively. As of the date of these financial statements, the transference of power stations has not been made to TSM and TMB.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Plant Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal Plant San Martín, to extend the operating period until the effective transference of the trust’s liquidation equity.

As result of the business combination described in Note 2.2.20, the Group´s equity interest in TSM and TMB was increased from 9.6269% to 11.3069% and from 10.8312% to 12.7212%, respectively.

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The values recorded in these financial statements for the investments in TMB and TSM are included in non- current assets under other financial assets.

b) Resolution No. 95/2013, Resolution No. 529/2014, Resolution No. 482/2015 and Resolution No. 22/2016

On March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affects the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the regulatory framework for the electricity industry, was applicable to generators with certain exceptions. It defined a new compensation system based on compensating for fixed costs, non-fuel variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market towards an “average cost” compensation scheme. Resolution 95 applied to all Company’s plants, excluding La Plata plant, which sold energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

In addition, Resolution 95 established that those Sales Settlements with Maturity Dates to be Defined (“LVFVD”) issued by CAMMESA through the application of Resolution 406 which are not committed to the execution of investment and/or maintenance works of existing equipment, should be destined to the integration of trust estate in the aforementioned trust.

Thermal units had to achieve an availability target which varied by technology in order to receive full fixed cost revenues. The availability of all Company’s plants exceeds this market average. As a result of Resolution 95, revenues to Company’s thermal units increased, but the impact on hydroelectric plant Piedra del Águila was dependent on hydrology. The new Resolution also established that all fuels, except coal, would be provided by CAMMESA.

This resolution also established that part of the additional remuneration would not be collected in cash rather it would be implemented through LVFDV and would be directed to a “New Infrastructure Projects in the Energy Sector” which needed to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 temporarily suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 were continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA. Also, Resolution 95 temporarily suspended the acquisition of fuel by the generation agents. All fuel purchases for the generation of electric power are centralized through CAMMESA.

On May 23, 2014, Resolution SE No. 529/2014 was published in the Argentine Official Gazette (“Resolution 529”) to be applied as from February 2014 transactions. Resolution 529 modified Resolution 95 by increasing the amounts that remunerate fix costs, variable costs and additional remuneration of the Comprised Generators in MEM (Wholesale Electricity Market) of the conventional thermal type or national hydro type. Resolution 529 included a new “Remuneration of Non-Recurrent Maintenance” scheme for the Comprised Generators. This new remuneration was determined monthly and its calculation was made based on the total generated energy. Regarding this aspect, CAMMESA was instructed to issue LVFVD for the financing of major maintenances subject to the approval of the former SE.

On July 17, 2015, the Secretariat of Electric Energy set forth Resolution No. 482/2015 (“Resolution 482”) which retroactively updated the prices of Resolution 529 to February 1, 2015, and created a new trust called “Recursos para las inversiones del FONINVEMEM 2015-2018” in order to invest in new generation plants. Company’s plants would receive compensation under this program.

Finally, on March 30, 2016, through Resolution No. 22/2016 (“Resolution 22”), the values set by Resolution 482 were updated to become effective as from the transactions of February 2016.

c) Resolution No. 19/2017

On February 2, 2017, the Secretariat of Electric Energy (“SEE”) issued Resolution SEE No. 19/17 (Resolution 19), which replaced Resolution 95, as amended. This resolution changed electric energy

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generators remuneration methodology for transactions operated since February 1, 2017, which were previously covered by Resolution 95 as amended (see section b in this note).

Resolution 19 substantially amended the tariff scheme applicable, which was previously governed by Resolution 22. Among its most significant provisions, such resolution established: (a) that generation companies would receive a remuneration of electric power generated and available capacity, (b) gradual increases in tariffs effective as of February, May and November 2017, (c) that the new tariffs would be denominated in U.S. dollars, instead of Argentine pesos, thus protecting generation companies from potential fluctuations in the value of the Argentine peso and (d) 100% of the energy sales would be collected in cash by generators, eliminating the creation of additional LVFVD receivables.

Pursuant to this resolution, the Secretariat of Electric Energy established that electricity generators, co- generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under other power purchase agreements. The offers must be accepted by CAMMESA (acting on behalf of the electricity demanding agents of the WEM), who will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution 19.

Resolution 19 also established that WEM agents that operate hydroelectric power plants would be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

d) SGE (Secretaría de Gobierno de Energía) Resolution No. 70/2018 and Ministry of Productive Development Resolution No. 12/2019

On November 6, 2018, Resolution No. 70/2018 of the SGE was published, which resolution replaced Article 8 of Resolution issued by former SE no. 95/2013. The new article allowed MEM Generators, Autogenerators and Cogenerators to obtain their own fuel. This did not alter the commitments assumed by Generation Agents within the context of MEM supply agreements with CAMMESA. It was established that generation costs with their own fuel would be valued according to the recognition mechanism of Average Variable Costs (“CVP”) recognized by CAMMESA. The Resolution also established that regarding those Generators not purchasing their own fuel, CAMMESA would continue the commercial management and the fuel supply.

Regarding this matter, under Resolution No. 12/2019 by the Ministry of Productive Development (published in the Official Gazette on December 30, 2019) fuel purchase for the generation of electric power was once again centralized through CAMMESA, therefore repealing the effect of Resolution No. 70/2018 of the former Secretariat of Energy, and Section 8 of Resolution No. 95/2013 of the former Secretariat of Energy and Section 4 of Resolution No. 529/2014 of the former Secretariat of Energy were back in force.

e) Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution No. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It established the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology. Its validity commenced on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system would be of transitional application and until the following would be defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

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The following were the main changes introduced by Resolution 1 in connection with Resolution 19:

Energy Sale:

--	The price of energy generated by thermal power stations was reduced. Therefore, the price for energy generated with natural gas was of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

--	The price of energy operated by thermal power stations was reduced. Therefore, the price for energy operated with any fuel was of 1.4 USD/MW.

--	The price for energy generated from non-conventional energy sources (renewable energies) was fixed at 28 USD/MWh.

Power Sale:

--

DIGO price (established by Resolution 19) went from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

--	Some minimum values of offered availability are reduced. Its compliance was subject to the foregoing prices.

--	A weighting factor was fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

f) Resolution No. 31/2020 of the Secretariat of Energy

On February 27, 2020, the Secretariat of Energy published in the Official Gazette Resolution No. 31 (“Resolution 31”) which sets forth the criteria to calculate the economic transactions of energy and power that the generating parties commercialize in the spot market, which was in force as from February 1, 2020.

This new regulation, contrary to Resolution 1, establishes all prices for the remuneration of energy and power in Argentine pesos, and it sets forth that the prices would be adjusted on a monthly basis with a formula based on the evolution of Consumer Price Index (IPC) and the Domestic Wholesale Price Index (IPIM). New power prices were generally reduced in relation to the current prices as at January 2020, and the energy prices remained equivalent, expressed in Argentine pesos instead of US dollars. Finally, this regulation introduced a new remuneration component which applied to the energy generated during the first 50 hours of maximum thermal requirement of the month (MTR, which is determined by the sum of the hours of all the thermal generation of the system), it determines different remuneration prices based on the season of the year and the energy delivered during the first and second 25 hours of MTR.

On April 8, 2020, the Company learned that the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the second paragraph of this note. Accordingly, CAMMESA did not apply the price update mechanism to the energy and power sold since March 2020.

g) Secretariat of Energy Resolution No. 440/2021

Through Resolution No. 440 (“Resolution 440”), published in the Official Gazette on May 21, 2021, the Secretariat of Energy established a new remuneration scheme for MEM generation agents. In this regard, Exhibits II, III, IV and V of Resolution 31 were replaced. Moreover, section 2 of Resolution 31, which established a system for the automatic updating of remuneration values, was repealed. In general terms, Resolution 440 increased the remuneration values of generation agents by 29% compared to Resolution 31.

It was established that for what Resolution 440 set forth (collection of the new values as from February 2021 transactions, among others), MEM generation agents must submit before CAMMESA a note -to CAMMESA’s satisfaction- stating full and unconditional withdrawal of any administrative complaint or ongoing judicial

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procedure against the National Government, the Secretariat of Energy and/or CAMMESA, related to section 2 of Resolution 31. Dated June 17, 2021, the Company submitted the requested withdrawal note.

In addition, on November 9, 2021, the Secretariat of Energy established that in order to determine the Power Availability Remuneration of thermal generators under Resolution 440, a constant Utilization Factor equal to 70% must be considered.

h) Secretariat of Energy Resolution No. 354/2020

This resolution established, among other things, that as from the effectiveness of Plan “GasAr” (Plan Gas 4), Generators of WEM may adhere to centralized dispatch, assigning CAMMESA such contracts entered into with producers or transporters of natural gas, so that such contracts are used by the Dispatch Entity (OED for its acronym in Spanish), based on dispatch criteria.

In addition, this resolution established that generation agents who, pursuant to Resolution No. 287/2017, have the obligation of self-procuring fuel are able to deem such obligations null and therefore, have their associated costs recognized, and they must keep maintenance of the transport capacity for its management in centralized dispatch, as long as CAMMESA determines the convenience of having such.

i) Secretariat of Energy Resolution No. 1037/2021

On November 2, 2021, Resolution No.1037/2021 was published in the Official Gazette, whereby the Secretariat of Energy, upon verifying a status of high energy demand in Brazil due droughts in the area, created an Exports Account where the revenue margins will be accumulated after such electric power export. Such amounts will be destined to financing energy infrastructure works.

In addition, through such Resolution, the Secretariat informed there will be an additional and temporary recognition in the remuneration of Generation Agents under the scope of Resolution 440, covering economic transactions between September 1, 2021 and February 28, 2022. Such recognition was established in an exported 1000 $/MWh additional amount during the month, which will be assigned in a proportional manner to the power generated on a monthly basis to each generating agent.

j) Secretariat of Energy Resolution No. 238/2022

On April 21, 2022, Resolution No. 238/2022 ("Resolution 238") issued by the Secretariat of Energy was published in the Official Gazette. This resolution updates remuneration prices for energy and capacity of generation units not committed on a Purchase Power Agreement, it replaces Annex I to V of the former Resolution No. 440/2021 and it abolishes section 4 of Resolution No. 1037/2021, which granted an additional and temporary increase to generators remuneration. It also removes the Use Factor from the capacity payment calculation, improving revenue performance.

Resolution 238 increased by 30% the remuneration values starting February 2022, and it provided an additional 10% above the new values starting on June 2022.

k) Secretariat of Energy Resolution No. 826/2022

On December 14, 2022, Resolution No. 826/2022 (“Resolution 826”) issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. Exhibits I to V of Resolution No. 238 were replaced therein, and a 20% retroactive increase was ordered as of September 1, 2022, as well as the following consecutive increases: 10% as from December 1, 2022, 25% as from February 1, 2023 and 28% as from August 1, 2023.

l) Secretariat of Energy Resolution No. 59/2023

On February 7, 2023, Resolution No. 59/2023 (“Resolution 59”) was published in the Official Gazette whereby generators with combined cycle units are authorized to adhere to the Power Availability and Efficiency Improvement Agreement (the "Agreement") so as to foster the necessary investments for major and minor maintenance of the equipment.

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Through this agreement, adhering generators commit to reach, at least, 85% of monthly average power availability in exchange of a new power and energy price formed, in part, by amounts denominated in US dollars. In the case of power, a 2,000 USD/MW-month, plus the amount in ARS corresponding to the 85% and 65% of the power value established by Resolution 826 is set for the spring/autumn and summer/winter periods, respectively. Additionally, the price for generated energy is set at 3.5 USD/MWh in case of using gas, and at 6.1 USD/MWh in case of alternative fuel (gasoil) use.

On April 25, 2023, CAMMESA accepted the subscription to the Agreement of all the Group's combined cycle units, except for the unit so-called Buenos Aires that belongs to Central Costanera S.A. Hence, an increase in the remuneration of these units for their sales to the spot market occurred from the transactions since March 2023, as described in the preceding paragraph.

Regarding Buenos Aires combined cycle, on July 28, 2023 CAMMESA agreed to the Agreement subscription by Central Costanera S.A. (valid as from July transactions), once the Secretariat of Energy successfully ordered CAMMESA the following regarding the mentioned thermal unit: a) conversion to mono-fuel, i.e. operation just with natural gas, eliminating the possibility of operation with gas oil; and b) the adequation of the installed capacity to the real technical possibility of energy generation by the combined cycle. During the month of October 2023, the corrective maintenance tasks of this unit were concluded, therefore, the increases in the remuneration of this unit were applied as from the transactions of October 2023.

m) Secretariat of Energy Resolutions No. 574/2023, 2/2024 and 33/2024

On July 11, 2023, Resolution No. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term ends during 2023. This way, the Company extended the useful life of generators and auxiliary equipment of Piedra del Águila hydroelectric power station so that they depreciate up to the new termination date of the concession agreement of Piedra del Águila hydroelectric power station.

In addition, after the closing of the fiscal year, through Resolution No. 2/2024, published in the Official Gazette on January 17, 2024, the termination term of the concession agreement was extended for 60 days as from February 28, 2024. Then, through Resolution No. 33/2024, published in the Official Gazette on March 18, 2024, the termination term of the concession agreement was extended again for 60 days as from April 28, 2024.

n) Secretariat of Energy Resolution No. 750/2023

On September 6, 2023, the Energy Secretariat Resolution No. 750/2023 (“Resolution 750”) was published in the Official Gazette. Resolution 750 updated the amounts of remuneration for power and energy for the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 826 were replaced and a 23% increase as from September 1, 2023 was established.

ñ) Secretariat of Energy Resolution No. 869/2023

On October 30, 2023, the Energy Secretariat Resolution No. 869/2023 (“Resolution 869”) was published in the Official Gazette. Resolution 869 updated the amounts of remuneration for power and energy of the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 750 were replaced and a 28% increase as from November 1, 2023 was established.

o) Secretariat of Energy Resolution No. 9/2024

On February 8, 2024, Resolution No. 9/2024 (“Resolution 9”) of the Secretariat of Energy was published in the Official Gazette. This Resolution updated the power and energy remuneration values of the generation not committed under contracts. In addition, Exhibits I to IV of Resolution 869 were replaced and a 74% increase as from February 1, 2024 was established.

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2. Basis of preparation of the consolidated financial statements

2.1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April 26, 2024.

These consolidated financial statements provide comparative information in respect of the previous years.

In preparing these consolidated financial statements, the Group applied the material accounting policies, estimates and assumptions described in Notes 2.2 and 2.3, respectively. Moreover, the Group has adopted the changes in accounting policies described in Note 2.4.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.1.1. Basis of consolidation

The consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Proener S.A.U. and its subsidiaries and CP Renovables S.A. and its subsidiaries.

Control is achieved when the investor is exposed or entitled to variable returns arising from its ownership interest in the investee, and has the ability to affect such returns through its power over the investee. Specifically, the investor controls an investee, if and only if it has:

--	Power over the investee (i.e. the investor has rights that entitle it to direct the relevant activities of the investee).

--	Exposure or right to variable returns arising from its ownership interest in the investee.

--	Ability to exercise its power over the investee to significantly affect its returns.

Consolidation of a subsidiary begins when the parent company obtains control over the subsidiary and ends when the parent company loses control over the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or sold during the fiscal year are included in the consolidated financial statements from the date on which the parent company acquired control of the subsidiary to the date on which the parent company ceased to control the subsidiary.

The result for the fiscal year and each component of the other comprehensive income (loss) are assigned to the owners of the parent company and non-controlling interests, even if the results of the non-controlling interests give rise to a debit balance. If necessary, appropriate adjustments are made to the subsidiaries’ financial statements so that their accounting policies are in accordance with the Group’s accounting policies. All assets and liabilities, equity, income, expenses and cash flows within the Group that relate to transactions among the members of the Group are completely eliminated in the consolidation process.

A change in ownership interest in a subsidiary, without loss of control, is accounted for as an equity transaction. If the Group loses control of a subsidiary, it cancels the carrying amount of the assets (including goodwill) and related liabilities, non-controlling interests and other equity components, while recognizing the profit or loss resulting from the transaction in the relevant income statement.

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2.1.2. Measuring unit

The financial statements as at December 31, 2023, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, the IAS 29 provides a series of non-exclusive guidelines that consist on (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, which is the most considered condition in practice, verifying if the three-year cumulative inflation rate approaches or exceeds 100%.

Due to different macroeconomic factors, the triennial inflation in 2023 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Considering the before mentioned index, the inflation was of 211.41%, 94.79% and 50.94% in the years ended December 31, 2023, 2022 and 2021, respectively.

The following is a summary of the effects of the IAS 29 application:

Restatement of the Balance Sheet

(i)

The monetary items (those with a fixed face value in local currency) are not restated since they are stated in the current measurement unit at the closing date of the reported period. In an inflationary period, keeping monetary assets causes the loss of purchasing power, and keeping monetary liabilities causes gain in purchasing power as long as those items are not tied to an adjustment mechanism compensating those effects. The monetary loss or gain is included in the income (loss) for the reported period.

(ii)	The assets and liabilities subject to changes established in specific agreements are adjusted in accordance with those agreements.

(iii)

Non-monetary items measured at their fair values at the end of the reported period are not restated to be included in the balance sheet; however, the adjustment process must be completed to determine the income (loss) produced for having those non-monetary items in the terms of a uniform measurement unit.

at December 31, 2023 and 2022, the Company counted with the following items measured with the current value method: biological assets and the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Loans and borrowings and Trade and other payables.

(iv)

Non-monetary items at historical cost or at fair value of a date previous to the end of the reported period are restated at rates reflecting the variation occurred at the general level of prices from the acquisition or revaluation date until the end of the reported period; then the amounts restated for those assets are compared with the corresponding recoverable values. Charges to the income (loss) for the period due to property, plant and equipment depreciation and intangible assets amortization, as well as other non- monetary assets consumption are determined in accordance with the new restated amounts.

As at December 31, 2023 and 2022, the items subject to this restatement process were the following:

--	Non-monetary items measured at fair value of a date previous to the end of the reported period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item,

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which were measured at their fair value as at January 1, 2011 (transition date to IFRS) and Property, Plant and Equipment items acquired in business combinations which were measured at fair value at acquisition date.

--	Non-monetary items at historical cost: the remaining items of Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories and Deferred income tax liabilities and assets.

(v)	When borrowing costs in non-monetary assets are capitalized in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the capitalization of borrowing costs as stated in Note 2.2.6.

(vi)

The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. For the next reporting period, the deferred-tax items are restated for inflation to determine the item on income (loss) for such period. In Note 8 the effects of this process are detailed.

Restatement of the statement of income (loss) and other comprehensive income

(i)

The expenses and income are restated as from the date of accountable entry, including interest and currency exchange differences, except for those items not reflecting or including in their determination the consumption of assets measured in currency of purchasing power previous to the consumption entry, which are restated taking into account the origin date of the asset related to the item (for example, depreciation, devaluation and other consumptions of assets valued at historical cost); and except for income (loss) emerging from comparing two measurements expressed in currency of purchasing power of different dates. For such purpose, it is necessary to identify the compared amounts, separately restate them and compare them again, but with amounts already restated.

(ii)

The income (loss) for exposure to change in purchasing power of currency (income (loss) on net monetary position), originated by the keeping of monetary assets and liabilities, is shown in a separate item of the income (loss) for the period.

(iii)

Gains and losses on non-monetary items measured at fair value are typically calculated as the difference between the restated opening balance, or if acquired during the year, the restated acquisition date value, and the fair value on the reporting date.

Restatement of the Statement of Changes in Equity

All the components of equity are restated by applying the general prices index as from the beginning of the period, and each variation of such components is re-expressed as from the contribution date or as from the moment in which such contribution was made through any other form, with the exception of the account “Capital stock -face value” which has been maintained for its nominal value and the effects of their restatement can be found in the account “Adjustment to capital stock”.

Restatement of the Statement of Cash Flows

IAS 29 sets forth that all the items of this section shall be restated in terms of the current measurement unit at the closing date of the reported period.

The monetary result generated by cash and equivalents to cash are stated in the Statement of Cash Flows separately from the cash flows resulting from operation, investment and financing activities as a specific item of the conciliation between the existence of cash and cash equivalents at the beginning and at the end of the period.

2.2. Summary of material accounting policies

The following are the material accounting policies applied by the Group in preparing its consolidated financial statements.

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2.2.1. Classification of items as current and non-current

The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current. An entity shall classify an asset as current when:

--	it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

--	it holds the asset primarily for the purpose of trading;

--	it expects to realize the asset within twelve months after the reporting period; or

--	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. An entity shall classify a liability as current when:

--	it is expected to be settled in normal operating cycle;

--	It is held primarily for the purpose of trading;

--	it is due to be settled within twelve months after the reporting period; or

--	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, in all cases.

2.2.2. Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. In addition, the fair value of financial instruments measured at amortized cost is disclosed in Note 13.5.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

--	in the principal market for the asset or liability, or

--	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is

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significant to the fair value measurement as a whole:

--	Level 1 input data: quoted (unadjusted) prices in active markets for identical assets or liabilities.

--	Level 2 input data: valuation techniques with input data other than the quoted prices included in Level 1, but which are observable for assets or liabilities, either directly or indirectly.

--	Level 3 input data: valuation techniques for which input data are not observable for assets or liabilities.

2.2.3. Transactions and balances in foreign currency

Transactions in foreign currencies are recorded by the Group at the related functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange ruling at the reporting period-end.

All differences are taken to consolidated statement of income under other operating income or expenses, or under finance income or expenses, depending on the nature of assets or liabilities generating those differences.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured by their fair value in foreign currency are converted using exchange rates at the date in which such fair value is determined.

2.2.4. Revenue recognition

2.2.4.1. Revenue from ordinary activities

IFRS 15 presents a five-step detailed model to explain revenue from contracts with customers. Its fundamental principal lies on the fact that an entity has to recognize revenue to represent the transference of goods or services promised to the customers, in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services at the moment of executing the performance obligation. An asset is transferred when (or while) the client gets control over such asset, defined as the ability to direct the use and substantially obtain all the remaining benefits of the asset. IFRS 15 requires the analysis of the following:

--	If the contract (or the combination of contracts) contains more than one promised good or service, when and how such goods or services should be granted.

--

If the price of the transaction distributed to each performance obligation should be recognized as revenue throughout time or at a specific moment. According to IFRS 15, an entity recognizes revenue when the performance obligation is satisfied, i.e. every time control over those goods and services is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “rendering of services”; instead, it requires that entities should evaluate whether revenue should be recognized throughout time or at a specific moment, regardless of the fact that it includes “the sale of goods” or “the rendering of services”.

--

When the price includes an estimation element of variable payments, how that will affect the amount and the time to recognize such revenue. The concept of variable payment estimation is broad. A transaction price is considered as variable due to discounts, reimbursement, credits, price concessions, incentives, performance bonus, penalties and contingency agreements. The new model introduces a big condition for a variable consideration to be considered as revenue: only as long as it is very unlikely for a significant change to occur in the cumulative revenue amount, when the uncertainties inherent to the variable payment estimation are solved.

--	When the incurred cost to close an agreement and the costs to comply with it can be recognized as an asset.

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The most relevant revenue source of the Group is the commercialization of energy produced in the spot market and under the energy supply agreements, CAMMESA being its main customer.

The Company recognizes its sales revenue in accordance with the availability of its machines’ effective power, the energy and steam supplied; and as balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it. Payments by CAMMESA related to the sale of energy and power under the spot market during each month are due 42 days following the end of such month. When payments are made after such deadline interests are collected from CAMMESA.

Revenues from energy, power and steam sales are calculated at the prices established in the respective contracts or at the prices prevailing in the electricity market, according to the regulations in force. These include revenues from the sale of steam, energy and power supplied and not billed until the closing date of the reported period, valued at the prices defined in the contracts or in the respective regulations.

Additionally, the Group recognizes the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry it recognizes an account receivable. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana, La Genoveva and Achiras and the contracts of the solar farm Guañizuil II A and for the Energía plus contracts in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by the Company; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

The Group recognizes revenues from resale and distribution of gas and revenues for the monthly management of the thermal power plant CVO in accordance with the monthly fees established in the respective contracts and as balancing entry, it recognizes a sale credit. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is also monthly made by the Company and compensation is generally received in a maximum term of 90 days. Therefore, no implicit financing components are recognized.

Finally, the Group recognizes sales revenues from its forestry activities based on the wood delivered and at the current prices, and it recognizes a sales credit as an offsetting entry. This credit represents the Company’s unconditional right to receive the consideration owed by the client. The performance obligation is satisfied when the wood is delivered to the respective clients. Billing for the service is made every two weeks and compensation is usually received in a maximum term of 21 days. Therefore, no implicit financing components are recognized.

The detail of revenues from ordinary activities of the Group is included in Note 5 to these consolidated financial statements.

2.2.4.2. Other income and expenses - Interest

For all financial assets and liabilities measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. In general, interest income and expense are included in finance income and expenses in the consolidated statement of income, respectively, unless they derive from operating items (such as trade and other receivables or trade and other payables); in that case, they are booked under other operating income and expenses, as the case may be.

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2.2.5. Taxes

Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2023 is described in Note 22.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Management periodically assesses the positions taken in each tax report regarding the situations in which the applicable tax regulations are subject to interpretation, and it determines whether they must be treated as uncertain tax treatment, and in such case, whether it must be treated independently or collectively with one or more tax treatments, pursuant to IFRIC 23. For these cases, we use the approach which better predicts uncertainty and applies criteria to identify and quantify uncertainties.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their related carrying amounts.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

--	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

--

in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and tax carry forwards losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and/or the tax losses carry forward can be utilized, except:

--	where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

--

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and taxable profit will be available against which those differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting period date and reduced against income or loss for the period or other comprehensive income, as the case may be, to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized (recovered). Unrecognized deferred income tax assets are reassessed at each reporting period date and are recognized with a charge to income or other comprehensive income for the period, as the case may be, to the extent that it has become probable that future taxable profits will allow the deferred income tax asset not previously recognized to be recovered.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date.

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Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transactions either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets and liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Uncertainties over income tax treatments

The Group determines whether each tax treatment should be considered independently or whether some tax treatments should be considered together and uses an approach that provides better predictions of the resolution of the uncertainty.

The Group applies significant judgment when identifying uncertainties on the income tax treatment. The Group evaluated whether the Interpretation had an impact on its consolidated financial statements, especially within the framework of tax inflation adjustment in determining the tax income of mentioned periods:

a) Income tax return for fiscal year 2014

In February 2015 CPSA filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism.

Later on, on July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 2014 and December 31, 2014, for the alleged omission included in Section 45, Law No. 11683. On September 8, 2021, CPSA submitted the corresponding deposition and the corresponding evidence. Based on the Tax Determination issued by AFIP on April 28, 2022, CPSA appealed before the Argentine Fiscal Court (TFN) on May 23, 2022. By virtue of this appeal, the TFN declared the admittance of evidence through the resolution dated March 29, 2023; and to that effect, on October 26, 2023, the accounting expert’s report was furnished as evidence.

b) Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Law on Income Tax. In December 2015, since the term stated by Law no. 11,683 elapsed, the Company brought a contentious-administrative claim before the National Court to ask for its right to obtain the income tax recovery.

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 (at historical values) to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court. On October 25, 2022, the Argentine Supreme Court (CSJN) confirmed the appealed decision. On March 21, 2024, CPSA collected the amount claimed plus the corresponding interest.

c) Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income

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tax for the fiscal year 2009, in the amount of 20,395 at historical values which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, the Company seeks to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019. Room I of CNACAF (Argentine Appeal Court for Federal Contentious Administrative Matters) granted the appeal presented by the Company on March 11, 2020. Against this resolution, the Argentine Tax Authorities raised an Extraordinary Appeal. On October 25, 2022, the Argentine Supreme Court confirmed the decision made by the CNACAF and on November 27, 2023, CPSA collected the amount claimed plus the corresponding interest.

In December 2017, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values paid in excess by HPDA for payment of Income Tax for 2011 fiscal period. The purpose of such action is to recover the income tax paid by HPDA due to the failure to apply the adjustment for inflation mechanism aforementioned. On April 1, 2019 such claim was rejected by national fiscal authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019. On September 13, 2022, the Company obtained a favorable first-instance judgment. This judgment was appealed by AFIP and it is still pending resolution.

In December 2018, the Company brought two administrative complaints of recovery before the Argentine Tax Authorities: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to 62,331 at historical values, which was entered in excess by HPDA. The second complaint was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical values, which was entered in excess by the Company. These recourse actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both recourse actions before the Federal Contentious- Administrative Court against the Argentine Tax Authorities in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

d) Action for recovery - Income tax for the fiscal year 2015

On December 23, 2020, the Company submitted before the fiscal authorities an action for recovery of the income tax for the fiscal year 2015 for the amount of 129,231 (at historical values) unduly paid by CPSA. The purpose of the action for recovery is to obtain reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set forth in the Argentine Income Tax Act. On April 22, 2021, the Company filed a recovery lawsuit before the Court for Contentious Administrative Matters against the Argentine Tax Authorities pursuant to the provisions of Section 82, subsection c of Law No. 11683 (restated and amended 1998), on the grounds that the term established in the second paragraph of Section 81 of that body of rules had elapsed.

e) Action of recovery - Income tax for the fiscal year 2016

On January 24, 2022, the Company filed before the tax authorities a recovery action of the income tax for the fiscal year 2016, for the amount of 189,376 (at historical values) unduly paid by CPSA. Such recovery action is aimed at obtaining the reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set for by the Argentine Income Tax Act.

The Group considered, based on the opinion of its legal advisors and on the IFRIC 23 accounting guidelines:

1) regarding the income tax 2014 determination stated in a), that it is probable that authorities will accept the Company's position and, therefore, it is not required to register a liability under such item, and 2) regarding recourse actions for income tax, except for the case of recourse action by HPDA for the fiscal period 2011, that it is also probable that the positions adopted by the Company will be accepted in court; therefore, an asset has been recognized for such recourse actions.

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The corresponding asset is included in the item “Other non-financial assets” of Non-Current Assets under “Income Tax Credits” and it amounts to 156,882 and 750,327 as of December 31, 2023 and 2022, respectively.

Other taxes related to sales and to bank account transactions

Revenues from recurring activities, expenses incurred and assets are recognized excluding the amount of sales tax, as in the case of value-added tax or turnover tax, or the tax on bank account transactions, except:

--	where the tax incurred on a sale or on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as the case may be;

--	receivables and payables are stated including value-added tax.

The charge for the tax on bank account transactions is presented in the administrative and selling expenses line within the consolidated statement of income.

The net amount of the tax related to sales and to bank account transactions recoverable from, or payable to, the taxation authority is included as a non-financial asset or liability, as the case may be.

2.2.6. Property, plant and equipment

Property, plant and equipment are measured at the acquisition cost restated according to Note 2.1.2, net of the cumulative depreciation and/or the cumulative losses due to impairment, if any. This cost includes the cost of replacing components of property, plant and equipment and the cost for borrowings related to long-term construction projects, as long as the requirements for their recognition as assets are fulfilled. The Property, Plant and equipment acquired in a business combination was valued at fair value at acquisition date restated as explained in Note 2.1.2.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement according to the conditions stated in the IFRS. All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

Electric power facilities and materials and spare parts related to the Nuevo Puerto Combined Cycle plant were depreciated on a unit-of-production basis.

Electric power facilities related to the Luján de Cuyo combined cycle plant and cogeneration unit, the Terminal 6 - San Lorenzo cogeneration unit, the Central Costanera combined cycle power plants and the Brigadier Lopez thermal station are depreciated on a straight-line basis over the total useful lives estimated.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant are depreciated on a straight-line basis over the remaining life of the concession agreement of the mentioned power plant.

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

--	Buildings: 5 to 50 years.

--	Wind turbines and solar farm equipment: 20 years.

--	Lands are not depreciated.

--	Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

--	Furniture, fixtures and equipment: 5 to 10 years.

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--	Others: 3 to 5 years.

--	Gas turbines and Construction in progress: they are not depreciated until they are in conditions of being used.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation are reviewed at each reporting period end and adjusted prospectively, if appropriate.

During the years ended December 31, 2023 and 2022 the Group has not capitalized interests.

2.2.7. Intangible assets

Intangible assets acquired separately are measured on initial recognition at acquisition cost restated according to Note 2.1.2. The cost of the intangible assets acquired in a business combination is their fair value at the date of the acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization (if they are considered as having finite useful lives) and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. The useful lives of the intangible assets recognized by the Group are finite.

Intangible assets with finite useful lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of the asset is accounted for by changing the amortization period or method, as appropriate, and are treated prospectively as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible assets.

The Group’s intangible assets are described in Note 12.

2.2.8. Impairment of property, plant and equipment and intangible assets

The Group assesses at each reporting period-end whether an existing event or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with limited useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell, and the value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows considered are the ones from the cash-generating unit (“CGU”) where such asset belongs.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

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The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated.

Impairment losses of continuing operations are recognized in a specific line of the consolidated statement of income.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

Should there be such triggering event, the Group makes an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized, unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The Group has identified a triggering of potential impairment of its property, plant and equipment and/or intangible assets with finite useful lives due to the uncertainty over the evolution of the rates denominated in Argentine pesos for the spot market sales in relation to the evolution of the increase of costs due to inflation. On the other side, the Group has also identified a triggering of potential impairment reversal related to the evolution of the exchange rate in comparison with the evolution of the inflation.

As a result of the recoverability analysis, the Group determined that the net book value of the assets did not exceed their recoverable, except for the assets comprising the cash generating unit corresponding to the Brigadier Lopez thermoelectric power plant. On the other hand, the Group has reversed losses due to impairment in the following cash- generating units: combined cycle Luján de Cuyo, cogeneration unit Terminal 6 San Lorenzo, wind farms Manque and La Genoveva, land of the thermoelectric power plants Puerto Nuevo and Nuevo Puerto, and a gas turbine.

CGUs Brigadier López thermoelectric plant, Luján de Cuyo Combined Cycle, Terminal 6 San Lorenzo cogeneration unit and Manque and La Genoveva wind farms

The Group estimated that the book value of the assets related to the Brigadier Lopez thermoelectric plant exceeded its recoverable value by 18,842,526. Therefore, an impairment loss was determined in property, plant and equipment for 16,633,114 under "Electric power facilities and other equipment", "Land and buildings", "Construction in progress" and "Others" and in intangible assets for 2,209,412, which was charged to "Impairment of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2023. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of Brigadier Lopez thermoelectric plant is 46,845,920 and 6,222,645, respectively.

The Group estimated that the book value of the assets that form the cash-generating unit corresponding to the Terminal 6 San Lorenzo cogeneration unit is lower than its recoverable value, therefore an impairment reversal of property, plant and equipment was determined for 25,521,596 in the items “Electric power facilities and other equipment”, “Lands and buildings” and “Others”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the property, plant and equipment corresponding to the cogeneration unit Terminal 6 San Lorenzo amounts to 212,756,093.

The Group estimated that the book value of the assets that form the cash-generating unit corresponding to the Lujan de Cuyo combined cycle is lower than its recoverable value, therefore an impairment reversal of property,

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plant and equipment was determined for 4,211,126 in the items “Electric power facilities and other equipment”, “Lands and buildings” and “Others”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the mentioned impairment reversal, the book value of the property, plant and equipment corresponding to the Lujan de Cuyo combined cycle amounts to 19,819,524.

Also, the Group estimated that the book value of the assets that form the cash-generating unit corresponding to the wind farm Manque is lower than its recoverable value. Therefore an impairment reversal of property, plant and equipment was determined for 7,391,011 in the items “Lands and buildings”, “Wind turbines”, "Electric power facilities and other equipment" and "Others" and an impairment reversal of intangible assets was determined for 3,182, both of which were recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated statement of income for the fiscal year ended December 31, 2023. After the recognition of the mentioned impairment reversals, the book value of the property, plant and equipment and intangible assets corresponding to the Manque wind farm amounts to 38,573,686 and 16,540, respectively.

Finally, the Group estimated that the book value of the assets that form the cash-generating unit corresponding to the wind farm La Genoveva is lower than its recoverable value. Therefore an impairment reversal of property, plant and equipment was determined for 16,144,362 in the items “Lands and buildings”, “Wind turbines”, "Electric power facilities and other equipment" and "Others", and an impairment reversal of intangible assets was determined for 95,212, both of which were recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated statement of income for the fiscal year ended December 31, 2023. After the recognition of the mentioned impairment reversals, the book value of the property, plant and equipment and intangible assets corresponding to the La Genoveva wind farm amounts to 62,827,443 and 368,757, respectively.

In order to assess the recoverability of Brigadier Lopez thermoelectric plant, the Luján de Cuyo combined cycle, the Terminal 6 San Lorenzo cogeneration unit and the Manque and La Genoveva wind farms, the value in use was applied.

Key assumptions to estimate the value in use are the following:

--

Revenues: the revenues have been determined for the budgeted period based on the energy prices arising from the resolutions in force issued by the SE adjusted for projections of price increases and considering the energy supply signed agreements, as applicable. In this sense, the Group considered different weighted alternatives in relation to the evolution of energy and power prices that remunerate the conventional energy generation units, which implied the preparation of different scenarios with different estimates of expected cash flows and assigning probabilities of occurrence based on the Group's experience and expectations on the outcome of the uncertainties involved.

Other relevant assumptions are described below:

--

Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. Discount rate calculation is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both debt and equity. The cost of equity is derived from the expected return on investment by market participant investors, whereas the cost of debt is based on the conditions of the debt which market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

Discount rates used to determine the value in use as of December 31, 2023 were 15.2% and 14.9%, depending on the term of the future cash flows.

Any increase in the discount rate would entail an additional impairment loss for the cash-generation unit Brigadier López thermoelectric plant.

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--

Operational costs: Costs were estimated based on operation costs incurred in the past, being the most relevant cost the plants maintenance, which was estimated based on the provisions from the agreements in force with the suppliers Siemens Energy and Vestas Argentina.

--	Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market.

Brigadier López thermoelectric plant, Luján de Cuyo Combined Cycle and Terminal 6 San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment while wind farms Manque and La Genoveva belong to the electric power generation from renewable sources operating segment.

Land

The Group estimated that the book value of the land where the thermoelectrical plants Puerto Nuevo and Nuevo Puerto are located is lower than its recoverable value. Therefore, impairment reversal of property, plant and equipment was determined for 3,334,703 under the item “Lands and buildings” and recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” of the consolidated statement of income for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the mentioned assets amounts to 16,584,386.

To determine the recoverable value the Group has used the fair value less costs to sell.

Gas turbines

The Group revised during the fiscal year 2023 the recoverability of the turbines as individual assets and estimated that the book value of the gas turbine General Electric, which is stored in the facilities of Nuevo Puerto thermoelectrical power plant, is lower than its recoverable value. Therefore, a partial reversal of impairment was recognized in property, plant and equipment for 6,135,870 within the item “Turbines”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” of the consolidated statement of income for the fiscal year ended December 31, 2023.

To determine the recoverable value the Group has used the fair value less costs to sell.

After the recognition of the impairment reversal, the book value of the gas turbine amounts to 15,897,682.

2.2.9. Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

2.2.9.1. Financial assets

Classification

According to IFRS 9 “Financial instruments”, the Group classifies its financial assets in three categories:

--	Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to solely payments of principal and interest.

Additionally, and for those assets complying with the above-mentioned conditions, IFRS 9 provides for the option of determining, at initial recognition, an asset measured at fair value if doing so would eliminate or significantly reduce a measurement or recognition inconsistency, which would appear if the assets or liabilities valuation or the recognition of their profits or losses are made on different grounds. The Group has not

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classified a financial asset at fair value using this option.

At the closing of these consolidated financial statements, the financial assets at amortized cost of the Group include certain cash elements and cash equivalents, trade and other receivables and other non-current financial assets.

--	Financial assets at fair value through other comprehensive income

Financial assets are measured at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

At the closing of these consolidated financial statements, the Group has not financial assets at fair value through other comprehensive income.

--	Financial assets at fair value through profit or loss

Any financial assets at fair value through profit or loss belong to a residual category that includes the financial assets that are not held in one of the two business models mentioned, including those kept to negotiate and those classified at fair value at initial recognition.

At the closing of these consolidated financial statements, the financial assets of the Group at fair value through profit or loss include mutual funds, public debt securities, stocks and corporate bonds and interest rate swaps accounted under other financial assets.

Recognition and measurement

The purchase and sale of financial assets are recognized at the date on which the Group commits to purchase or sale the asset.

Financial assets valued at amortized cost are initially recognized at their fair value plus cost of transaction. These assets accrue interest according to the effective interest rate method.

Financial assets valued at fair value through profit or loss and other comprehensive income are initially recognized at fair value, and transaction costs are recognized as expenses in the comprehensive income statement. Subsequently, they are valued at fair value. Changes in fair value and income from the sale of financial assets at fair value through profit or loss and other comprehensive income are recorded in Finance Income or Finance Expenses and Other comprehensive income, respectively, in the consolidated statement of income and comprehensive income, respectively.

In general, the Group uses the transaction price to determine the fair value of a financial instrument at the initial recognition. In the rest of the cases, the Group only records revenue or loss at initial recognition if the fair value of the instrument is evidenced with other comparable and visible transactions of the market for the same instrument or if it is based on a valuation technique that only includes visible market data. Revenue or loss not recognized at the initial recognition of a financial asset is later recognized as long as they derive from a change in factors (including time) in which the market participants consider establishing the price.

The profit or loss of debt instruments which are measured at amortized cost and are not designated as hedge instruments are recognized in profit or loss when the financial assets are removed or when impairment is recognized and during the amortization process by using the effective interest rate method. The Group only reclassifies all investments in debt instruments when it changes the business model used to manage those assets.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized; that is to say, it is deleted from the statement of financial position, when:

--	the contractual rights to receive cash flows from the asset have expired;

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--

the contractual rights to receive cash flows from the asset have been transferred or an obligation has been assumed to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) all the risks and rewards of the asset have been transferred substantially, or (b) all the risks and rewards of the asset have neither been transferred nor retained substantially, but control of the asset has been transferred.

When the contractual rights to receive cash flows from an asset have been transferred or a pass-through arrangement has been entered into, but all of the risks and rewards of the asset have neither transferred nor retained substantially and no control of it has been transferred, such asset shall continue to be recognized to the extent of the Group’s continuing involvement in it. In this case, the Group shall also recognize the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

IFRS 9 establishes an “expected credit loss” model (“ECL”). This requires the application of considerable judgment with regard to how changes in economic factors affect ECL, which is determined over a weighted average base. ECL results from the difference between contractual cash flows and cash flows at current value that the Group expects to receive.

The impairment model set forth by IFRS 9 is applicable to the financial assets measured at amortized value or at fair value through changes in other comprehensive income, except for the investment in equity securities and assets from the contracts recognized under IFRS 15.

Pursuant to IFRS 9, loss allowances are measured using one of the following bases:

--	The 12-month ECL: these are expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date; and

--	Full lifetime expected credit losses: these are expected credit losses that result from all possible default events over the life of the financial instrument.

Given the nature of the clients with which the Group operates and on the base of the foregoing criteria, the Group did not identify expected credit losses.

With regard to financial placements and according to the placement policies in force, the Group monitors the credit rate and the credit risk of these instruments. Pursuant to the analysis, the Group did not identify the need to record impairment of these types of instruments.

2.2.9.2. Financial liabilities

Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, accounts payables or as derivatives designated as hedging instruments in an effective hedge ratio, as appropriate.

Financial liabilities are initially recognized at their fair value, net of the incurred transaction costs. Since the Group has no financial assets whose characteristics require the fair value accounting, according to IFRS, after the initial recognition, the financial assets are valued at amortized cost. Any difference between the amount received as financing (net of transaction costs) and the reimbursement value is recognized in comprehensive income throughout the life of the debt financial instrument using the method of effective interest rate.

At the closing date of these consolidated financial statements, the financial liabilities classified as loans and borrowings and accounts payables of the Group include Trade and other payables, and Loans and borrowings.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

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When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as finance income or costs in the statement of income, as the case may be.

2.2.9.3. Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.2.9.4. Financial assets and liabilities with related parties

Assets and liabilities with related parties are recognized initially at fair value plus directly attributable transaction costs. As long as credits and debts with related parties do not derive from arms-length transactions, any difference arising at the initial recognition between such fair value and the consideration given or received in return shall be considered as an equity transaction (capital contribution or payment of dividends, which will depend on whether it is positive or negative).

Following initial recognition, these receivables and payables are measured at their amortized cost through the effective interest rate (EIR) method. The EIR amortization is included in finance income or costs or other operating income or expenses in the statement of income, depending on the nature of the liability giving rise to it.

2.2.9.5. Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The derivative financial instruments used by the Group are initially recognized through their fair values at the date on which the contract is entered into, and they are subsequently measured again at their fair value. The derivative financial instruments are accounted as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

The method to recognize the loss or income from the change in fair value depends on whether the derivative was determined as a hedge instrument; in such case, on the nature of the item it is covering. The Company can determine certain derivative as:

--	Fair value hedge;

--	Cash flow hedge;

At the beginning of the transaction, the Group records the relationship between the hedge instruments and items covered, as well as its objectives for risk management and the strategy to make different hedge operations. It also records its assessment, both at the beginning and on a continuous base, on whether the derivatives used in the hedge transactions are highly effective to compensate changes in fair value or in the cash flows of the items covered.

Fair value hedge

Changes in fair value of derivatives determined and classified as fair value hedge are recorded in the statement of comprehensive income together with any change in the fair value of the covered asset or liability attributable to the covered risk.

Cash flow hedge

The effective part of changes in fair value of the derivatives determined and classified as cash flow hedge are recognized in Other comprehensive income. The loss or income related to the non-effective part is immediately

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recognized in the consolidated statement of income within the Finance Expenses or Finance Income, respectively.

The cumulative amounts in Other comprehensive income are recorded in the consolidated statement of income in the periods in which the item covered affects the consolidated statement of income. In the case of interest rates hedge, this means the amounts recognized in equity are reclassified as net finance income (loss) as interest is accrued on associated debts.

As at December 31, 2023, the Group has no hedging derivative instruments. Hence, swap contracts of interest rate are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. In this way, changes in the accounting measure of such contracts are recognized in the consolidated statement of income under finance income or finance cost, as applicable.

2.2.10. Inventories

Inventories are valued at the lower of restated acquisition cost and net realizable value. In the estimation of recoverable values, the purpose of the asset to be measured and the movements of items of slow or scarce rotation are taken into account. Inventories balance is not higher than its net realizable value at the corresponding dates.

2.2.11. Cash and cash equivalents

Cash is deemed to include both cash fund and freely-available bank deposits on demand. Short-term deposits are deemed to include short-term investments with significant liquidity and free availability that, subject to no previous notice or material cost, may be easily converted into a specific cash amount that is known with a high degree of certainty upon the acquisition, are subject to an insignificant risk of changes in value, maturing up to three months after the date of the related acquisitions, and whose main purpose is not investment or any other similar purpose, but settling short-term commitments.

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flows, cash and cash equivalents comprise cash at banks and on hand and short-term investments meeting the abovementioned conditions.

2.2.12. Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income under the item that better reflects the nature of the provision net of any reimbursement to the extent that the latter is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax market rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statement of income.

--	Provision for lawsuits and claims

In the ordinary course of business, the Group is exposed to claims of different natures (e.g., commercial, labor, tax, social security, foreign exchange or customs claims) and other contingent situations derived from the interpretation of current legislation, which result in a loss, the materialization of which depends on whether one more events occur or not. In assessing these situations, Management uses its own judgment and advice of its legal counsel, both internal and external, as well as the evidence available as of the related dates. If the

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assessment of the contingency reveals the likelihood of the materialization of a loss and the amount can be reliably estimated, a provision for lawsuits and claims is recorded as of the end of the reporting period.

2.2.13. Contingent liabilities

A contingent liability is: (i) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or (ii) a present obligation that arises from past events but is not recognized because: (a) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (2) the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognized in financial statements; it is reported in notes, unless the possibility of an outflow of resources to settle such liability is remote. For each type of contingent liability as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature of the obligation and, if possible, (ii) an estimate of its financial impact; (iii) an indication of the uncertainties about the amount or timing of those outflows; and (iv) the possibility of obtaining potential reimbursements.

2.2.14. Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognized in financial statements; it is reported in notes only where an inflow of economic benefits is probable. For each type of contingent asset as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature thereof and, if possible, (ii) an estimate of its financial impact.

2.2.15. Employee benefits

Employee short-term benefits:

The Group recognizes short-term benefits to employees, such as salary, vacation pay, bonuses, among others, on an accrued basis and includes the benefits arising from collective bargaining agreements.

Post-employment employee long-term benefits:

The Group grants benefits to all trade-union employees when obtaining the ordinary retirement benefit under the Argentine Integrated Pension Fund System, based on multiples of the relevant employees’ salaries.

The amount recognized as a liability for such benefits includes the present value of the liability at the end of the reporting period, and it is determined through actuarial valuations using the projected unit credit method.

Actuarial gains and losses are fully recognized in other comprehensive income in the period when they occur and immediately allocated to unappropriated retained earnings (accumulated losses), and not reclassified to income in subsequent periods.

The Group recognizes the net amount of the following amounts as expense or income in the statement of income for the reporting year: (a) the cost of service for the current period; (b) the cost of interest; (c) the past service cost, and (d) the effect of any curtailment or settlement.

Other long-term employee benefits:

The Group grants seniority-based benefits to all trade-union employees when reaching a specific seniority, based on their normal salaries.

The amount recognized as liabilities for other long-term benefits to employees is the present value of the liability at the end of the reporting period. The Group recognizes the net amount of the following amounts as

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expense or income: (a) the cost of service for the current period; (b) the cost of interest; (c) actuarial income and loss, which shall be recognized immediately and in full; (d) the past service cost, which shall be recognized immediately and in full; and (e) the effect of any curtailment or settlement.

2.2.16. Share-based payments

The cost of share-based payments transactions that are settled with equity instruments is determined by the fair value at the date when the grant is made using an appropriate valuation model.

This cost is recognized in the consolidated financial statements under employee benefits expense.

On January 18, 2017, the subsidiary CP Renovables S.A. (“CPR”) entered into a stock option agreement with its minority shareholder at that time that was also its chairman and general manager and a shareholder of the Company (the “minority shareholder”). Under such agreement the minority shareholder has the right to purchase class B shares of CPR that represents 10% of the fully diluted capital stock of CPR. The option was exercisable in whole or in part, at any time prior to the seventh anniversary of the date of the stock option agreement. On November 15, 2023, the minority shareholder exercised the option and acquired the shares representing 10% of the capital stock of CPR. See Consolidated Statement of Changes in Equity. As of December 31, 2023 all assumed obligations under the stock option agreement were met.

2.2.17. Investment in associates

The Group’s investments in associates are accounted for using the equity method. An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is neither control nor joint control.

According to the equity method, investments in associates are originally booked in the statement of financial position at cost, plus (less) the changes in the Group’s ownership interests in the associates’ net assets subsequent to the acquisition date. If any, goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

If the cost of the investments is lower than the proportional share as of the date of acquisition on the fair value of the associate’s assets and liabilities, a gain is recognized in the period in which the investment was acquired.

The statement of income reflects the share of the results of operations of the associates adjusted on the basis of the fair values estimated as of the date on which the investment was incorporated. When there has been a change recognized directly in the equity of the associates, the Group recognizes its share of any changes and includes them, when applicable, in the statement of changes in equity.

The Group’s share of profit of an associate is shown in a single line on the main body of the consolidated statement of income. This share of profit includes income or loss after taxes of the associates.

The financial information of the associates is prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies of the associates in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize impairment losses on its investment in its associates. At each reporting date, the Group determines whether there is objective evidence that the value of investment in the associates has been impaired. If such was the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in the associates and its carrying value, and recognizes the loss as “Share of losses of an associate” in the consolidated statement of income.

The information related to associates is included in Note 3.

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2.2.18. Information on operating segments

For management purposes, the Group is organized in four different business units to carry out its activities, as follows:

--	Electric power generation from conventional sources: the Group is engaged in the production of electric power from conventional sources and its sale.

--	Electric power generation from renewable sources: the Group also is engaged in the production of electric power from renewable sources and its sale.

--

Natural gas transport and distribution: through its equity investees companies belonging to ECOGAS Group, the Group is engaged in the natural gas distribution public sector service in the Cuyo and Centro regions of Argentina and it is also engaged in the natural gas transport sector service through its equity investee Company Transportadora de Gas del Mercosur S.A. Also, the Company resells certain gas transport and distribution capacity that was previously contracted by the Company.

--	Forestry activity: the Group is engaged in the forestation, reforestation, woods plantation and commercialization of its products.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

The financial performance of segments is evaluated based on profit or loss and measured consistently with profit or loss in the consolidated financial statements (Note 4).

2.2.19. Biological assets

Forestry plantations are measured, both on initial recognition and at the end of the reporting period, at its fair value, less costs of sale at harvest or collection point. Fair value of the plantations with no available market prices under their current condition is determined through discounted cash flows, using market discount rates.

Forestry plantations included in the harvest plan for the twelve months following the closing of the period are classified as current biological assets.

2.2.20. Business combinations

Business combinations are accounted using the acquisition method when the Group takes effective control of the acquired company.

The Group will recognize in its financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and, if any, goodwill according to IFRS 3.

The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the non- controlling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the

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identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income.

As described in Note 20.5, on February 17, 2023, the Company acquired the company Central Costanera S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

ARS 000

Assets
Property, plant and equipment	80,546,470
Other non-financial assets	2,156,269
Trade and other receivables	25,171,582
Other financial assets	1,173,060
Cash and cash equivalents	6,736,561

Liabilities
Trade and other payables	(5,359,654)
Other loans and borrowings	(22,077,936)
Other non-financial liabilities	(3,779,158)
Compensation and employee benefits liabilities	(3,743,777)
Provisions	(1,288,155)
Deferred income tax liabilities	(809,380)
Total identifiable net assets measured at fair value	78,725,882

On the other hand, the Group decided to measure the non-controlling interest in the acquired company based on its proportional interest of the identifiable net assets of the acquired company.

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considers that the consideration transferred amounting to 25,494,995 plus the value of the non-controlling interest in the acquired company of 19,146,135 is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the sum of consideration paid and the value of the non-controlling interest. Therefore, the Company recognized a gain from bargain purchase amounting to 34,084,752 in the statement of income for the year ended December 31, 2023.

The Company performed the allocation of the price and the valuation at fair value of the identifiable assets and the liabilities assumed with the assistance of an independent specialist.

Revenues and loss before income tax accrued after the acquisition date amounted to 37,039,172 and (16,507,910), respectively, and were included in the consolidated statement of income for the fiscal year ended December 31, 2023.

If the business combination had been made at the beginning of the fiscal year, revenues and loss before income tax for the period starting January 1, 2023 and ending December 31, 2023 would have amounted to 46,647,880 and (1,315,513), respectively.

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As described in Note 20.6, on May 3, 2023, the Company acquired the companies Empresas Verdes Argentina S.A., Las Misiones S.A. y Estancia Celina S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

ARS 000

Assets
Property, plant and equipment	21,083,378
Biological assets	39,820,532
Other non-financial assets	340,028
Trade and other receivables	81,516
Other financial assets	314,165
Cash and cash equivalents	60,310

Liabilities
Trade and other payables	(56,897)
Other non-financial liabilities	(190,277)
Compensation and employee benefits liabilities	(149,632)
Deferred income tax liabilities	(6,901,257)
Total identifiable net assets measured at fair value	54,401,866

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considers that the consideration transferred amounting to 15,841,258 is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, the Company recognized a gain from bargain purchase amounting to 38,560,607 in the consolidated statement of income for the year ended December 31, 2023.

The Company has made the purchase price allocation and the valuation at fair value of the identifiable assets and the liabilities assumed with the assistance of an independent specialist. The fair value of the biological assets corresponding to mature plantations has been determined based on the price existing in the active market in which they operate, whereas the fair value of the biological assets corresponding to young plantations has been determined based on the discounted cash flow.

Revenues and the Income before income tax after the acquisition date amounted to 2,541,991 and 9,646,670 respectively and were included in the consolidated statement of income for the fiscal year ended December 31, 2023.

The Company does not have the necessary information to disclose the foregoing figures as if the acquisition took place at the beginning of this fiscal year.

As described in Note 20.6, on December 27, 2022, the Company acquired the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considered that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Company recognized a gain from bargain purchase amounting to 37,911,293 in the consolidated statement of income for the year ended December 31, 2022. During 2023, the Company reviewed the preliminary allocation of the price and the valuation at fair value of identifiable assets and assumed liabilities in 2022, and no modifications were identified.

2.3. Significant accounting estimates and assumptions

The preparation of the Group’s financial statements requires management to make significant estimates and assumptions that affect the recorded amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. In this sense, the uncertainties related to the estimates and assumptions adopted could give rise in the future to final results that could differ from those estimates and require significant adjustments to the amounts of the assets and liabilities affected.

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CENTRAL PUERTO S.A.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its accounting assumptions and significant estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value less costs of sale of such asset and value in use. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. The recoverable value is sensitive to the used discount rate, as well as the estimated inflows.

Biological assets:

The process of estimating the value of biological assets is determined using fair values. This estimation includes judgment and assumptions related to estimated forest growth, margins, and discount rates.

Business combinations:

See Note 2.2.20.

2.4. Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2023, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The amendments did not have a significant impact on the Group´s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

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CENTRAL PUERTO S.A.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group has revisited their accounting policy information disclosures to ensure consistency with the amended requirements. These amendments did not have a significant impact on the Group´s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to

IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Group’s consolidated financial statements.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception - the use of which is required to be disclosed - applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

As of the date of these financial statements, the adoption of the above-mentioned amendments has not taken any effects as there is no tax regulatory framework in the jurisdictions in which the Company operates related to said Reform and additionally the Group does not exceed sales revenues in euros 750 million.

2.5. IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable when they become effective.

On August 15, 2023, General Resolution CNV No. 972/2023 was published in the Official Gazette which indicates that the early application of IFRS and/or their amendments will not be allowed, unless specifically admitted by the CNV.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) What is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice.

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Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

A supplier finance arrangement is an arrangement where (i) a financial supplier pay the amount that a company owe to its commercial supplier and (ii) the mentioned company pays to the financial supplier in accordance with the agreement terms.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

IAS 21 "Effects of Changes in Foreign Currency Exchange Rates" - Absence of Convertibility

In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21). The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Enhancement and Standardization of Climate-Related Disclosures for Investors

On March 06, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition.

In April, 2024. the SEC voluntarily stayed its climate-related disclosure rules pending judicial review by the US Court of Appeals for the Eighth Circuit of the consolidated challenges to the rules. The SEC said in its order the stay will facilitate the judicial resolution of the challenges and that it will continue to vigorously defend the rules’ validity in court.

IASB issues IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 was issued on 9 April 2024 and becomes effective for reporting periods beginning on or after 1 January 2027. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including

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CENTRAL PUERTO S.A.

specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards.

3. Investment in associates

The book value of investment in associates as of December 31, 2023 and 2022 amounts to:

	12-31-2023	12-31-2022
	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	33,451,095	37,238,428
Transportadora de Gas del Mercosur S.A.	908,973	622,392
	34,360,068	37,860,820

The share of the profit of associates for the years ended December 31, 2023, 2022 and 2021 amounts to:

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	5,829,197	497,022	(3,147,522)
Transportadora de Gas del Mercosur S.A.	286,583	(149,697)	124,055
Termoeléctrica José de San Martin S.A. (Note 1.2.a)	-	-	(228,962)
Termoeléctrica Manuel Belgrano S.A. (Note 1.2.a)	-	-	(171,844)
	6,115,780	347,325	(3,424,273)

3.1. Investments in gas distribution

The Group holds ownership interests of 42.31% in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE” and Distribuidora de Gas Cuyana S.A. “DGCU”) and 17.20% in DGCE (from now on, “ECOGAS Group”). Consequently, the Group holds, both directly and indirectly, a 40.59% of the capital stock of DGCE, and, indirectly, a 21.58% interest in DGCU. The Company does not control such companies.

IGCE is a private, unlisted company which holds a 55.29% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine, and a 51% equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

During April and December 2023 and during April 2022 and 2021, the Group received dividends of 9,596,021, 305,659 and 850,261, respectively, from ECOGAS Group.

On March 24, 2022 CPSA acquired an 8.599% equity interest in the related company GESER S.A.U., an entity controlled by IGCE. The purchase price was 5,125. GESER S.A.U. is a private unlisted company which is engaged in the rendering of professional services related to administrative and/or commercial activities.

3.2. Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). TGM is a private unlisted company.

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4. Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2023, 2022 and 2021:

2023	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1) (5)	Adjustments and eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	246,099,601	55,226,719	148,154,740	5,815,213	4,568,538	(146,296,647)	313,568,164
Cost of sales	(179,457,000)	(19,409,265)	(120,530,232)	(5,395,181)	(4,952,119)	119,577,353	(210,166,444)
Administrative and selling expenses	(28,222,382)	(1,921,495)	(31,126,116)	(1,609,817)	-	31,126,116	(31,753,694)
Other operating income	211,721,234	10,829,622	6,283,765	15,021,037	134,338	(6,283,765)	237,706,231
Other operating expenses	(10,959,900)	(222,386)	(1,775,586)	(3,928,976)	(17,528)	1,775,586	(15,128,790)
Reversal of impairment of property, plant and equipment and intangible assets, net	20,360,769	23,633,767	-	-	-	-	43,994,536
Operating income	259,542,322	68,136,962	1,006,571	9,902,276	(266,771)	(101,357)	338,220,003

Other (expenses) income (4)	(213,344,071)	(54,477,772)	13,599,809	(3,278,475)	73,033,788	(7,792,412)	(192,259,133)

Net income for the segment	46,198,251	13,659,190	14,606,380	6,623,801	72,767,017	(7,893,769)	145,960,870
Share in the net income for the segment	46,198,251	13,659,190	6,683,668	6,623,801	72,795,960	-	145,960,870

2022	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1) (5)	Adjustments and eliminations(3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	251,232,057	56,866,766	165,127,506	-	5,457,369	(162,939,061)	315,744,637
Cost of sales	(139,936,949)	(20,199,641)	(134,093,751)	-	(4,597,277)	132,776,060	(166,051,558)
Administrative and selling expenses	(21,064,610)	(2,188,638)	(28,993,257)	-	-	28,993,257	(23,253,248)
Other operating income	106,181,448	5,518,119	4,255,737	-	137,845	(4,255,737)	111,837,412
Other operating expenses	(1,850,316)	(24,330)	(1,467,013)	-	(498)	1,467,013	(1,875,144)
Impairment of property, plant and equipment and intangible assets	(18,592,606)	(25,077,854)	-	-	-	-	(43,670,460)
Operating income	175,969,024	14,894,422	4,829,222	-	997,439	(3,958,468)	192,731,639

Other (expenses) income (4)	(169,621,403)	(921,919)	(12,567,593)	-	37,179,395	12,610,154	(133,321,366)

Net income (loss) for the segment	6,347,621	13,972,503	(7,738,371)	-	38,176,834	8,651,686	59,410,273
Share in the net income for the segment	6,347,621	13,972,503	903,303	-	38,186,846	-	59,410,273

2021	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	268,729,908	68,826,723	186,722,670	-	10,621,840	(188,657,380)	346,243,761
Cost of sales	(152,779,050)	(20,495,496)	(143,806,932)	-	(9,064,087)	146,818,652	(179,326,913)
Administrative and selling expenses	(21,910,620)	(3,273,162)	(37,701,469)	-	-	37,701,469	(25,183,782)
Other operating income	63,549,989	2,564,834	6,101,706	-	120,297	(6,101,709)	66,235,117
Other operating expenses	(4,963,256)	64,134	(1,411,710)	-	-	1,411,711	(4,899,121)
Impairment of property, plant and equipment and intangible assets	(47,102,661)	-	-	-	-	-	(47,102,661)
Operating income	105,524,310	47,687,033	9,904,265	-	1,678,050	(8,827,257)	155,966,401

Other (expenses) income (4)	(141,877,419)	(13,296,431)	(27,318,781)	-	(1,073,788)	23,670,076	(159,896,343)

Net (loss) income for the segment	(36,353,109)	34,390,602	(17,414,516)	-	604,262	14,842,819	(3,929,942)
Share in the net (loss) income for the segment	(36,353,109)	34,390,602	(2,924,339)	-	956,904	-	(3,929,942)

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.
(3)	Includes adjustments and eliminations related to equity method investees.
(4)	Includes loss on net monetary position, share of the profit of associates, gain from bargain purchase, finance income and expenses, net allocated to each segment.
(5)	Includes gain from bargain purchase related to the business combination described in Note 2.2.20.

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CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2023, 2022 and 2021 revenues from CAMMESA amounted to 84%, 86% and 87%, respectively, from total Group revenues.

5. Revenues

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Spot market revenues	155,523,697	125,095,966	144,468,508
Sales under contracts	131,012,781	167,719,171	182,679,073
Steam sales	14,789,842	15,283,685	10,409,047
Forest activity revenues	5,815,213	-	-
Resale of gas transport and distribution capacity	1,858,093	2,188,445	1,868,300
Revenues from CVO thermal plant management	4,568,538	5,457,370	6,818,833
	313,568,164	315,744,637	346,243,761

6. Operating expenses

6.1. Cost of sales

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Inventories and biological assets at beginning of each year	73,976,337	11,094,075	13,389,501

Acquisition of biological assets (1)	39,820,532	48,101,462	-

Purchases and operating and forest production expenses for each year:
– Inventory variation	(419,994)	14,780,802	-
– Purchases	31,399,079	34,188,222	37,456,133
– Operating expenses (Note 6.2)	174,401,555	131,863,334	142,023,647
– Transfers to property, plant and equipment, net	(13,217,277)	-	(2,448,293)
– Forest production expenses (Note 6.2)	2,469,707	-	-
– Forest growth and revaluation of biological assets (Note 7.1)	12,658,919	-	-
	207,291,989	180,832,358	177,031,487

Inventories and biological assets at the end of each year	(110,922,414)	(73,976,337)	(11,094,075)
	210,166,444	166,051,558	179,326,913

(1) Corresponds to the biological assets that were added to the Company's equity through the business combinations described in Note 2.2.20.

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6.2. Operating, forest production, administrative and selling expenses

	2023			2022		2021
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	41,700,159	167,208	13,838,284	26,389,627	9,932,020	26,288,224	9,742,852
Other long-term employee benefits	2,894,147	-	332,620	1,072,843	190,198	1,248,486	266,515
Depreciation of property, plant and equipment	63,605,059	17,398	450,056	48,238,614	-	46,330,005	-
Amortization of intangible assets	6,145,363	-	-	12,334,159	-	18,645,411	-
Purchase of energy and power	1,466,205	-	45	948,672	-	1,170,600	-
Fees and compensation for services	9,273,477	327,121	9,980,007	9,486,361	7,228,242	8,499,454	9,175,464
Maintenance expenses	21,606,026	-	144,348	17,216,231	79,652	22,053,818	560,051
Consumption of materials and spare parts	13,173,185	-	-	7,603,566	-	6,988,271	-
Insurance	9,232,370	2,432	52,461	5,625,912	261,019	7,788,489	216,185
Levies and royalties	4,036,400	-	-	2,303,666	-	2,334,782	-
Taxes and assessments	432,537	1,521	1,714,134	395,394	1,623,511	540,507	2,068,952
Tax on bank account transactions	45,643	-	4,644,198	57,922	3,410,957	55,686	2,587,340
Forest production services	-	1,919,065	2,322	-	-
Others	790,984	34,962	595,219	190,367	527,649	79,914	566,423
Total	174,401,555	2,469,707	31,753,694	131,863,334	23,253,248	142,023,647	25,183,782

7. Other income and expenses

7.1. Other operating income

	2023		2022		2021
	ARS 000		ARS 000		ARS 000

Interest earned from customers	33,388,985	(1)	20,714,927	(1)	21,902,168	(1)
Foreign exchange difference, net	190,654,483	(2)	85,079,807	(2)	41,734,061	(2)
Income from growth and revaluation of biological assets	12,658,919		-		-
Insurance recovery	-		4,174,622		-
Recovery related to discount of tax credits	-		818,538		1,436,000
Income from sale of property, plant and equipment	-		61,955		637,987
Net recovery related to the provision for lawsuits and claims	-		192,207		-
Net recovery related to the allowance for doubtful accounts and other receivables	-		1,731		-
Others	1,003,844		793,625		524,901
	237,706,231		111,837,412		66,235,117

(1)	Includes 12,040,419, 10,377,093 and 11,078,159 related to CVO receivables for the years ended December 31, 2023, 2022 and 2021, respectively.

(2)	Includes 179,453,393, 77,990,353 and 42,838,631 related to CVO receivables for the years ended December 31, 2023, 2022 and 2021.

7.2. Other operating expenses

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Property, plant and equipment disposal	(7,514,354)	-	-
Forestry expenses	(3,810,192)	-	-
Impairment of material and spare parts	(716,167)	(1,594,977)	(250,861)
Net charge related to the provision for lawsuits and claims	(465,251)	-	(342,253)
Net charge related to the allowance for doubtful accounts and other receivables	(773,244)	-	(4,307)
Trade and tax interests	(1,792,410)	-	(3,787,816)
Others	(57,172)	(280,167)	(513,884)
	(15,128,790)	(1,875,144)	(4,899,121)

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7.3. Finance income

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Interest earned	5,797,141	1,718,494	235,739
Net income on financial assets at fair value through profit or loss (1)	219,494,795	69,967,225	8,426,317
Interest rate swap income	4,911,890	7,842,191	3,122,058
	230,203,826	79,527,910	11,784,114

(1) Net of 1,326,994, 350,583 and 140,787 corresponding to turnover tax for the years ended December 31, 2023, 2022 and 2021, respectively.

7.4. Finance expenses

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Interest on loans	(25,504,640)	(19,648,546)	(28,577,690)
Foreign exchange differences	(328,248,363)	(113,168,225)	(74,994,391)
Bank commissions for loans and others	(2,808,234)	(2,498,682)	(4,491,538)
Others	(213,143)	(775)	(3,568)
	(356,774,380)	(135,316,228)	(108,067,187)

8. Income tax

The major components of income tax during the years ended December 31, 2023, 2022 and 2021, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the year	(31,830,367)	(51,318,496)	(41,328,005)
Variation between provision and tax return	(653,803)	949,401	919,406

Deferred income tax

Related to the net variation in temporary differences	14,546,043	29,441,866	(9,747,354)
Income tax	(17,938,127)	(20,927,229)	(50,155,953)

Consolidated statement of comprehensive income

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity

Deferred income tax income (expense)	404,368	255,977	(819)
Income tax credited charged to other comprehensive income	404,368	255,977	(819)

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The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Income before income tax	163,898,997	80,337,502	46,226,011

At statutory income tax rate 35%	(57,364,649)	(28,118,126)	(16,179,106)
Share of the profit of associates	3,358,607	(172,953)	99,859
Effect related to the discount of income tax payable	(2,068,000)	4,960,011	(26,195,938)
Variation between provision and tax return	(653,803)	949,401	919,412
Loss on net monetary position	(16,276,274)	(10,634,281)	(4,070,845)
Unrecognized tax-loss carryforwards	1,608,917	(8,748,331)	(7,301,074)
Non- taxable financial earnings	19,381,439	-	-
Income from growth and revaluation of biological assets	4,047,796	-	-
Business combination tax effects	25,425,875	13,268,952	-
Others	4,601,965	7,568,098	2,571,739
Income tax for the year	(17,938,127)	(20,927,229)	(50,155,953)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2023	12-31-2022	2023	2022	2021
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	241,294	25,037	10,963	(17,837)	13,219
Other financial assets	(45,015)	(317,474)	284,647	(109,018)	(204,872)
Provisions and others	(6,222,395)	(2,647,351)	310,753	300,530	(264,905)
Employee benefit liability	1,369,568	1,095,043	(385,575)	(254,211)	342,031
Investments in associates	(11,712,773)	(12,858,246)	1,209,707	(225,250)	(2,730,942)
Property, plant and equipment - Material & spare parts - Intangible assets	(58,580,403)	(37,932,341)	2,644,085	17,074,671	6,311,190
Deferred tax income	(19,756,067)	(16,760,797)	(2,995,269)	5,920,762	1,435,041
Tax loss carry-forward	29,503,216	491,124	10,135,653	(813,742)	(20,686,962)
Tax inflation adjustment - Asset	58,315	377,856	(319,541)	(713,637)	(620,358)
Tax inflation adjustment - Liability	(1,356,688)	(5,066,658)	4,054,989	8,535,575	6,658,385
Deferred income tax income (expense)			14,950,412	29,697,843	(9,748,173)
Deferred income tax liabilities, net	(66,500,948)	(73,593,807)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Deferred income tax asset	12,663,514	2,602,356	798,019
Deferred income tax liability	(79,164,462)	(76,196,163)	(92,049,689)
Deferred income tax liability, net	(66,500,948)	(73,593,807)	(91,251,670)

As of December 31, 2023, the Group holds tax loss carry-forward in its subsidiaries for 96,440,440 that could be utilized against future taxable profit from such entities. Nevertheless, the Group considered there is no certainty regarding the existence of future taxable income against which tax loss carry-forward for an amount of 12,145,537 can be applied. Therefore, the corresponding deferred tax asset has not been recognized.

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CENTRAL PUERTO S.A.

9. Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net of the number of treasury shares.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Income (loss) attributable to equity holders of the parent	148,043,845	59,293,545	(4,501,444)

Weighted average number of ordinary shares	1,504,361,287	1,505,044,626	1,505,170,408

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

10. Inventories

	2023	2022
	ARS 000	ARS 000
Non-current:

Materials and spare parts	10,068,796	10,185,044
Provision for obsolete inventory	(4,087,222)	(3,371,055)
	5,981,574	6,813,989
Current:

Materials and spare parts	8,468,323	18,997,554
Forest inventories	456,696	621,090
Fuel oil	7,461	23,234
Diesel oil	7,476	40,097
	8,939,956	19,681,975

10.1. Provision for obsolete inventory

	12-31-2023			12-31-2022
Item	At beginning	Increases	At end	At end

Inventories	3,371,055	716,167	4,087,222	3,371,055
Total 12-31-2023	3,371,055	716,167	4,087,222
Total 12-31-2022	1,776,078	1,594,977		3,371,055

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11. Property, plant and equipment

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Cost

01-01-2022	90,327,213	790,491,955	212,494,986	23,384,259	69,767,590	36,549,894	1,223,015,897
Additions	36,254,648	11,282	-	-	3,155,466	747,715	40,169,111	(2)
Transfers	128,820	3,182,178	-	-	(3,348,632)	22,911	(14,723	)(1)
Disposals	-	(3,012,371)	-	-	-	(166,208)	(3,178,579)
12-31-2022	126,710,681	790,673,044	212,494,986	23,384,259	69,574,424	37,154,312	1,259,991,706

Additions	67,571,064	70,465,725	201,382	-	15,447,919	2,137,433	155,823,523	(3)
Transfers	(440)	10,745,301	(2,214)	-	2,450,732	23,898	13,217,277	(4)
Disposals	-	(10,687,336)	-	-	(8,247)	(47,580)	(10,743,163)
12-31-2023	194,281,305	861,196,734	212,694,154	23,384,259	87,464,828	39,268,063	1,418,289,343

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Depreciation and impairment

01-01-2022	19,999,599	431,400,614	24,585,660	13,622,448	33,891,012	28,474,524	551,973,857
Depreciation for the year	2,938,589	33,632,001	10,703,959	-	-	964,065	48,238,614
Disposals and impairment	3,694,475	19,657,269	19,669,727	-	-	436,095	43,457,566
12-31-2022	26,632,663	484,689,884	54,959,346	13,622,448	33,891,012	29,874,684	643,670,037

Depreciation for the year	5,198,104	47,759,020	9,623,914	-	-	1,491,475	64,072,513
Disposals and (impairment reversal) / impairment, net	(6,433,114)	(27,623,796)	(18,540,652)	(6,135,872)	9,849,420	497,186	(48,386,828)
12-31-2023	25,397,653	504,825,108	46,042,608	7,486,576	43,740,432	31,863,345	659,355,722

Net book value:
12-31-2023	168,883,652	356,371,626	166,651,546	15,897,683	43,724,396	7,404,718	758,933,621
12-31-2022	100,078,018	305,983,160	157,535,640	9,761,811	35,683,412	7,279,628	616,321,669

(1)	Transferred to intangible assets related to transmission lines and electrical substation that were transferred to electric energy transport companies.
(2)	Includes 36,457,318, that were added to the Company’s equity as a result of the business combination that occurred on December 27, 2022 (see Note 2.2.20).
(3)	Includes 101,629,848 that were added to the Company’s equity through the business combinations occurred during 2023 that are described in Note 2.2.20.
(4)	Transferred from inventories.

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CENTRAL PUERTO S.A.

12. Intangible assets

	Concession right	Transmission lines and electrical substations for wind farms	Turbogas and turbosteam supply agreements for thermal station Brigadier López	Total
	ARS 000	ARS 000	ARS 000	ARS 000

Cost

01-01-2022	151,577,773	12,369,145	75,967,699	239,914,617
Transfers	-	14,723	-	14,723	(1)
12-31-2022	151,577,773	12,383,868	75,967,699	239,929,340

Transfers	-	-	-	-
12-31-2023	151,577,773	12,383,868	75,967,699	239,929,340

Amortization and impairment

01-01-2022	138,938,117	2,199,490	62,140,816	203,278,423
Amortization for the year	6,319,828	619,504	5,394,826	12,334,158
Impairment	-	104,307	-	104,307
12-31-2022	145,257,945	2,923,301	67,535,642	215,716,888

Amortization for the year	5,529,849	615,515	-	6,145,364
(Impairment reversal) / Impairment	-	(98,394)	2,209,412	2,111,018
12-31-2023	150,787,794	3,440,422	69,745,054	223,973,270

Net book value

12-31-2022	6,319,828	9,460,567	8,432,057	24,212,452
12-31-2023	789,979	8,943,446	6,222,645	15,956,070

(1)	Transferred from property, plant and equipment. See below.

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, from the date of taking possession of such hydroelectric complex. The concession term terminated on December 29, 2023 and it was extended until June 28, 2024 (see Note 1.2.m).

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when the following two conditions are met:

--	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

--	the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Upon Resolution 95 passed by Argentine government the Company´s concession right of Piedra del Águila hydroelectric power plant met both conditions above.

The main features of the concession contract are as follows:

Control and regulation of prices by concession grantor: Pricing schedule approved by grantor;

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CENTRAL PUERTO S.A.

Remuneration paid by: CAMMESA;

Grant or guarantee from concession grantor: None;

Residual value: Infrastructure returned to grantor for no consideration at end of concession;

Concession end date: June 28, 2024 (see Note 1.2.m);

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2023, 2022 and 2021, the fees and royalties amounted 4,036,400, 2,303,666 and 2,334,782, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are not significant.

Transmission lines of wind farms Achiras, La Castellana, La Genoveva, La Genoveva II and Manque

The Group finished the construction of wind farms La Castellana, Achiras, La Genoveva, La Genoveva II and Manque, whereby the Group agreed to build high and medium tension lines and the electrical substation to connect the wind farms to Sistema Argentino de Interconexión ("SADI"), a part of which were given to the companies transporting the energy; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for the works related to the construction of the described equipments.

Turbogas and turbosteam supply agreements for Brigadier Lopez thermoelectric power plant

During fiscal year 2019, as a result of the business combination related to the acquisition of Brigadier Lopez thermoelectric power plant, the Group recognized an intangible asset related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding Brigadier Lopez thermoelectric power plant.

13. Financial assets and liabilities

13.1. Trade and other receivables

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	154,578,344	131,048,305
Receivables from shareholders	19,068	735,934
Guarantee deposits	43	134
	154,597,455	131,784,373
Current:

Trade receivables - CAMMESA	137,369,492	98,866,203
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	2,741,707	2,298,244
Trade receivables - Large users	9,180,837	6,679,940
Trade receivables - Forest clients	1,991,075	1,869,533
Receivables from associates and other related parties	-	181
Other receivables	10,036,693	27,022,762
	161,319,804	136,736,863

Allowance for doubtful accounts - Note 13.1.1.	(39,448)	(53,773)
	161,280,356	136,683,090

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CENTRAL PUERTO S.A.

For the terms and conditions of receivables from related parties, refer to Note 18.

Trade receivables from CAMMESA accrue interest, once they become due.

The Company accrues interests on CVO receivables since the Commercial Approval date and according to the rate agreed in the CVO agreement, as described in Note 1.2.a).

Trade receivables related to large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

CVO receivables

As described in Note 1.2.a), in 2010 the Company approved the “CVO agreement” and as from March 20, 2018, CAMMESA granted the “Commercial Approval”.

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

Due to the fact that as from June 30, 2023, the calculation and publication of the LIBO rate were suspended, as at the issuance date of these financial statements, the Company and the enforcement authorities are still in the process of defining the new applicable interest rate, in accordance with the recommendations of the local and international regulatory entities, the market good practices and the characteristics and particulars of such credit.

CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

During the years ended December 31, 2023, 2022 and 2021, collections of CVO receivables belonging to CPSA amounted to 36,935,566, 38,635,456 and 49,715,112, respectively. Also, collections of CVO receivables belonging to Central Costanera S.A. amounted to 1,535,228 during the period between the acquisition date of such company and December 31, 2023.

The information on the Group’s objectives and credit risk management policies is included in Note 19.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2023	315,877,811	300,568,207	15,204,643	72,175	18,047	10,534	4,205

13.1.1.  Allowance for doubtful accounts

	12-31-2023							12-31-2022
Item	At beginning	Increases		Decreases		Recoveries	At end	At end

Allowance for doubtful accounts - Trade and other receivables	53,773	32,131	(2)	(21,043	)(1)	(25,413)	39,448	53,773
Total 12-31-2023	53,773	32,131		(21,043)		(25,413)	39,448
Total 12-31-2022	89,753	6,250		(34,249	)(1)	(7,981)		53,773

(1) Loss on net monetary position.

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13.2. Trade and other payables

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Current:

Trade and other payables	49,519,925	22,989,124
Payables to associates and other related parties	283,548	387,226
	49,803,473	23,376,350

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

For the terms and conditions of payables to related parties, refer to Note 18.

13.3. Loans and borrowings

	12-31-2023		12-31-2022
	ARS 000		ARS 000
Non-current

Long-term loans for project financing (Notes 13.3.1, 13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6, 13.3.11, 13.3.12 and 13.3.13)	208,087,574	(1)	140,883,742	(1)
Corporate bonds - CPSA Program (Note 13.3.9)	78,286,333	(1)	-
	286,373,907		140,883,742
Current

Long-term loans for project financing (Notes 13.3.1,13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6, 13.3.11, 13.3.12 and 13.3.13)	45,835,886	(1)	34,239,411	(1)
Corporate bonds - CPSA Program (Note 13.3.9)	1,231,627	(1)	-
Corporate bonds - Manque and Los Olivos Program (Note 13.3.8)	-		15,833,048	(1)
Bank and investment accounts overdrafts	1,743,105		6,560,210
	48,810,618		56,632,669

(1)	Net of debt issuance costs.

13.3.1.

Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

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CENTRAL PUERTO S.A.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee and Sponsor Support Agreement, among other customary covenants for this type of facilities, we committed, until each project completion date, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CPR, and we, upon certain conditions, agreed to make certain equity contributions to CP La Castellana and CP Achiras.

As of December 31, 2023, the Group has met the requirements described in (i) and (ii) above.

As of February 16, 2023, CP La Castellana and CP Achiras has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2023, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2023 and 2022, there are trade receivables with specific assignment for the amount of 2,079,147 and 20,505,785, respectively. Finally, there are certain requirements to be fulfilled in order to distribute dividends from CP La Castellana and CP Achiras.

As of December 31, 2023 and 2022, the balance of these loans amounts to 74,881,903 and 56,835,395, respectively.

13.3.2. Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at December 31, 2023, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at December 31, 2023 and 2022, the balance of this loan amounts to 24,531,506 and 17,184,651, respectively.

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CENTRAL PUERTO S.A.

13.3.3. Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

According to the terms of the agreement, this loan accrues at a variable interest rate based on the LIBO rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC amended the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable as from September 12, 2023.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million.

On June 14, 2019 the loan funds were fully disbursed.

As mentioned in Note 22, on September 15, 2020, BCRA issued Communication “A” 7106, which established certain access restrictions to the foreign exchange market for the repayment of the financial debt in which it allows payment of up to 40% of installments higher than USD 1 million becoming due between October 15, 2020 and March 31, 2021, establishing that a refinancing plan should be submitted for the outstanding amounts, which shall fulfill certain conditions established in the regulation, such as that repayment must have an average life higher than 2 years. This way, the loan installments becoming due between December 2020 and March 2021 were under the scope of the provisions of such regulation.

On December 22, 2020, the Company signed an amendment to the loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a two basic points increase in the interest rates as from December 12, 2020.

Other changes derived from the amendment include: a limitation to make dividends payment during 2021, and a USD 25 million maximum allowed for 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

On June 15, 2021, the Company signed a new amendment, in accordance with Communication “A” 7230 issued by BCRA, as described in Note 22, which changed the amortization schedule, rescheduling 60% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of USD 34.128 million and the last amortization in January 2024 for the amount of USD 55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment are kept.

This new amendment also implied a 125 basic-point increase in the applicable interest rate as from June 12, 2021 and the dividend payment restriction was maintained until 2021, as well as the USD 25 million limitation for 2022. As described in Note 21, as of October 19, 2023, this limitation is no longer in effect.

On December 23, 2022 and May 3, 2023 the Company subscribed two limited consents, by means of which the creditor financial entities agreed to the acquisition by Proener S.A.U. of the companies Forestal Argentina S.A., Loma Alta Forestal S.A., Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. In addition, it was established that CPSA and Proener S.A.U should keep a minimum amount of

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CENTRAL PUERTO S.A.

“Cash and short-term investments” corresponding to the established payment in the next maturity of principal and interest.

Also, on October 19, 2023, the Company paid in advance the principal for an amount of USD 49,043,078, under the terms and conditions of the loan agreement, thus after such payment, the principal owed amounts to USD 6,056,922 due on January 2024.

As at December 31, 2023 and 2022, the balance of the loan amounts to 4,917,399 and 49,347,508, respectively. At the issuance date of these financial statements, the loan balance was totally paid at due date.

13.3.4. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, CPSA has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of December 31, 2023, the Group has met the mentioned requirements.

Under the subscribed trust guarantee agreement, as at December 31, 2023 and 2022, there are trade receivables with specific assignment for the amounts of 5,522,634 and 3,359,145, respectively. Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

On November 22, 2019 the loan funds were fully disbursed. As at December 31, 2023 and 2022, the balance of the loan amounts to 50,174,147 and 35,898,597, respectively.

13.3.5. Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year, which will be increased 0.5% per annum until the sixty-first interest period. The loan is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

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CENTRAL PUERTO S.A.

On September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On May 24, 2019 the loan funds were fully disbursed. As at December 31, 2023 and 2022, the balance of this loan amounts to 4,502,513 and 4,091,299, respectively.

13.3.6. Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as of July 24, 2023. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On July 23, 2019, the loan funds were fully disbursed. As of December 31, 2023 and 2022, the balance of this loan amounts to 13,373,610 and 11,765,703, respectively.

13.3.7. Financial trust corresponding to Thermoelectrical Station Brigadier López

Within the framework of the acquisition of Thermoelectrical Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it was monthly amortizable. On April 5, 2022, this loan has been paid in full.

Under the subscribed trust guarantee agreement, as at December 31, 2023 and 2022, there are trade receivables with specific assignment for the amounts of 884,757 and 2,755,201, respectively.

As of the date of these financial statements, procedures needed for the financial trust liquidation are being made.

13.3.8. CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

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CENTRAL PUERTO S.A.

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35,160,000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021. After such maturity dates, Corporate Bonds Class I and Class II were fully paid.

13.3.9. CPSA Notes Program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

Within this program framework, the Company issued two types of corporate bonds. On the one hand, on September 17, 2023, the paying in and liquidation of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: i) face value issued: USD 37,232,818, ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, on October 17, 2023, the paying in and liquidation of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 10%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, the Company decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, the Company issued additional USD 10,000,000 for the Class A CB, with an issuance price of 102.9%.

13.3.10. CPSA´s Shares Buyback Program

On October 13, 2022, the Company’s Board of Directors approved the creation of a program for the acquisition of shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media. Such program ended on April 11, 2023. Under the program framework, the subsidiary CPR acquired 125,782 CPSA shares for a total amount of 88,842.

On August 24, 2023, the Company's Board of Directors approved the creation of a new program for the acquisition of the shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension. The acquisition procedures may be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 trading business days. The maximum price to be paid is USD 8 per American Depositary Receipt (“ADR”) in the NYSE and up to a maximum of ARS 605 per share in BYMA, which was increased to ARS 800 per share as per the decision of the Company's Board of Directors on October 17, 2023. As of December 31, 2023, CPSA acquired 2,299,993 of its own shares under the program for a total amount of 1,659,780.

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CENTRAL PUERTO S.A.

The operations conducted through both programs have been recorded as treasury shares acquisitions in accordance with IAS 32. Therefore, the consideration paid for such shares was directly recorded against Equity under the “Other equity accounts” item.

13.3.11. Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement includes a USD 192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42 % fixed rate and a semester capital and interest amortization.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of USD 66,061,897; the rescheduling of capital due date for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; a minimum annual payment of USD 3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed on.

Considering the restrictions imposed by the Argentine Central Bank described on Note 22, several amendments to the loan agreement were entered into as from September 30, 2020.

On May 13, 2022, an amendment was signed to pay the June 2022 capital in two monthly and consecutive installments of USD 2,000,000 in June 2022, and USD 861,116 in July 2022, remaining the other conditions unaltered.

On August 23, 2022, a new amendment was signed to pay the September 2022 capital in two monthly and consecutive installments of USD 2,000,000 in September 2022, and USD 861,116 in October 2022, remaining the other conditions unaltered.

On November 21, 2022, a new amendment was signed to pay the December 2022 capital in two monthly and consecutive installments of USD 2,000,000 in December 2022, and USD 861,116 in January 2023, remaining the other conditions unaltered.

The loan considers certain financial restrictions, which as of December 31, 2023 have been completely fulfilled by Central Costanera S.A. Moreover, as guarantee of the obligations undertaken, Central Costanera S.A. has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset.

As of December 31, 2023, the liabilities balance amounts to 34,131,660.

13.3.12. Loan from Equinor Wind Power AS

As a result of the solar farm acquisition described in Note 20.7, the Group assumed the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar VIII (“CSVIII”) by its previous shareholder Equinor Wind Power AS for a capital amount of USD 62,199,879 and interest for USD 8,983,951. As a guarantee for such loan, CSVIII gave a first-grade pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

On October 18, 2023, both parties agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such dates, CSVIII paid an amount of USD 40 million with funds obtained through the loan described on Note 13.3.13.

Moreover, as a result of the acquisition, the Group acquired the liabilities for the loan Junior Shareholder Loan Agreement granted to CSVIII for a USD 1,768,897 balance, which on October 18, 2023, was refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

As of December 31, 2023, the loans balance amounts to 14,634,811.

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CENTRAL PUERTO S.A.

13.3.13. Loan from Banco Santander International

On October 18, 2023, the subsidiary Cordillera Solar VIII S.A. agreed on financing with Banco Santander International for an amount of USD 40 million with a 6.5% annual rate to be paid on the 24 months after the granting of the loan.

As of December 31, 2023, the balance of this loan amounts to 32,775,911.

13.4. Changes in liabilities arising from financing activities

	01-01-2023	Incorporation by acquisition of companies	Payments	Non-cash transactions	Disbursements	Other	31-12-2023
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	140,883,742	20,446,246	-	(150,692,749)	69,664,166	206,072,502	286,373,907

Current liabilities

Loans and borrowings	56,632,669	37,771,408	(108,068,934)	(68,632,440)	3,982,116	127,125,799	48,810,618

	01-01-2022	Incorporation by acquisition of companies	Payments	Non-cash transactions	Disbursements	Other	31-12-2022
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	219,481,798	-	-	(98,289,828)	-	19,691,772	140,883,742

Current liabilities

Loans and borrowings	41,336,226	-	(35,784,301)	(45,865,105)	6,554,131	90,391,718	56,632,669

The “Non-cash transactions” column includes the income for exposure to change in purchasing power of currency (income on net monetary position), which amounted to 219,600,752 and 144,154,933 as of December 31, 2023 and 2022, respectively. The “Other” column includes the effect of reclassification of non- current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

13.5. Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2023	12-31-2022	12-31-2023	12-31-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets

Trade and other receivables	315,877,811	268,467,463	315,877,811	268,467,463
Other financial assets	128,183,604	133,419,616	128,183,604	133,419,616
Cash and cash equivalents	13,470,493	28,785,809	13,470,493	28,785,809
Total	457,531,908	430,672,888	457,531,908	430,672,888

Financial liabilities

Loans and borrowings	335,184,525	197,516,411	335,184,525	197,516,411
Total	335,184,525	197,516,411	335,184,525	197,516,411

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Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds, stocks and corporate bonds is based on price quotations at the end of each reporting period.

Fair value of loans and borrowings is similar to their book value, except for the loan granted by Mitsubishi Corporation to the controlled company Central Costanera S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2023 and 2022:

	Fair value measurement using:
12-31-2023	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	18,003,429	18,003,429	-	-
Public debt securities	102,677,487	102,677,487	-	-
Stocks and corporate bonds	4,959,801	-	4,959,801	-
Interest rate swap	2,542,887	2,542,887	-	-
Total financial assets measured at fair value	128,183,604	123,223,803	4,959,801	-

	Fair value measurement using:
12-31-2022	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	19,123,490	19,123,490	-	-
Public debt securities	108,417,085	108,417,085	-	-
Stocks and corporate bonds	4,238,947	-	4,238,947	-
Interest rate swap	1,640,094	1,640,094	-	-
Total financial assets measured at fair value	133,419,616	129,180,669	4,238,947	-

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CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

13.6. Other financial assets

	12-31-2023	12-31-2022
	Book value	Book value
	ARS 000	ARS 000

CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities issued by National Government	47,062,484	108,416,976
Public debt securities - T-Bills	21,042,199	109
Mutual funds	17,349,564	18,626,907
Stocks and corporate bonds	2,542,886	1,640,094
Interest rate swap	1,840,947	1,314,807
	89,838,080	129,998,893

NON-CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities - T-Bills	34,572,805	-
Mutual funds	653,866	496,583
Interest rate swap	3,118,853	2,924,140
	38,345,524	3,420,723
Financial assets at amortized cost

Unquoted shares:

- TSM	178,734	135,550
- TMB	216,359	76,011
	395,093	211,561
	38,740,617	3,632,284

The information on the objectives and financial risk management policies is included in Note 19.

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CENTRAL PUERTO S.A.

13.7. Financial assets and liabilities in foreign currency

	12-31-2023					12-31-2022
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000

Trade and other receivables	USD	191,196	808.48	(2)	154,578,344	USD	237,581	131,047,555
Other financial assets	USD	46,796	805.45		37,691,658	USD	5,306	2,923,797
					192,270,002			133,971,352

Cash and cash equivalents	USD	14,046	805.45		11,313,351	USD	50,869	28,032,225
	EUR	2	889.38		1,779	EUR	2	1,180
Other financial assets	USD	66,181	805.45		53,305,465	USD	8,983	4,950,236
Trade and other receivables	USD	105,677	808.48	(2)	85,438,090	USD	92,185	50,848,421
	USD	18,607	805.45		14,987,008	USD	29,201	16,091,707
					165,045,693			99,923,769
					357,315,695			233,895,121

Loans and borrowings	USD	363,490	808.45		293,863,593	USD	305,131	168,337,655
Trade and other payables	USD	2,319	808.45		1,874,796	-	-	-
					295,738,389			168,337,655

Loans and borrowings	USD	60,002	808.45		48,508,515	USD	64,439	35,550,337
Trade and other payables	USD	38,950	808.45		31,489,128	USD	9,966	5,498,142
	EUR	1,532	894.71		1,370,698	EUR	144	85,164
	SEK	202	81.01		16,365	-	-	-
					81,384,706			41,133,643
					377,123,095			209,471,298

USD: US dollar.

EUR: Euro.

SEK: Swedish Crown.

(1)	At the exchange rate prevailing as of December 31, 2023 as per Banco de la Nación Argentina.

(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2023 as per the Argentine Central Bank.

14. Non-financial assets and liabilities

14.1. Other non-financial assets

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

Tax credits	142,950	1,308
Income tax credits	156,882	750,327
Prepayments to vendors	4,511	14,048
	304,343	765,683

Current:

Upfront payments of inventories purchases	4,757,055	785,171
Prepayment insurance	526,092	1,015,276
Tax credits	3,365,008	737,497
Dividends receivable from associated companies (Note 18)	2,924,543	-
Other	647,913	239,420
	12,220,611	2,777,364

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CENTRAL PUERTO S.A.

14.2. Other non-financial liabilities

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

VAT payable	26,819,699	22,764,173
Tax on bank account transactions payable	1,258,528	816,461
	28,078,227	23,580,634

Current:

VAT payable	19,648,153	17,309,557
Turnover tax payable	363,436	150,083
Income tax withholdings payable	3,917,976	5,620,425
Concession fees and royalties	301,826	167,273
Tax on bank account transactions payable	1,113,177	1,086,947
Dividends payable	-	2,948,230
Other	273,366	34,316
	25,617,934	27,316,831

14.3. Compensation and employee benefits liabilities

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

Employee long-term benefits	3,309,290	2,321,472

Current:

Employee long-term benefits	1,433,277	543,268
Vacation and statutory bonus	4,762,417	3,693,911
Contributions payable	1,546,166	1,159,601
Bonus accrual	7,770,959	4,302,165
Other	213,997	335,836
	15,726,816	10,034,781

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2023	12-31-2022	12-31-2021
	ARS 000	ARS 000	ARS 000
Benefit plan expenses

Cost of interest	308,283	178,309	214,999
Cost of service for the current year	2,715,455	886,574	1,253,814
Past service cost	203,029	197,283	-
Expense recognized during the year	3,226,767	1,262,166	1,468,813

Defined benefit obligation at beginning of year	2,864,739	2,859,681	2,880,627
Incorporation from business combination	1,857,161	-	-
Cost of interest	904,961	634,446	1,092,421
Cost of service for the current year	1,407,163	127,602	187,318
Past service cost	203,029	197,283	-
Actuarial losses (gains)	1,155,337	731,366	(2,351)
Benefits paid	(435,198)	(294,016)	(326,150)
Decrease due to gain on net monetary position	(3,214,625)	(1,391,622)	(972,184)
Defined benefit obligation at end of year	4,742,567	2,864,740	2,859,681

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CENTRAL PUERTO S.A.

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2023	2022

Discount rate	5,50%	5,50%

Increase in the real annual salary	2,00%	2,00%

Turnover of participants	0,73%	0,73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2023 year-end	(350,370)	410,034
Effect on the benefit obligation as of the 2022 year-end	(226,723)	265,892

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2023 year-end	381,662	(332,425)
Effect on the benefit obligation as of the 2022 year-end	247,672	(215,142)

As of December 31, 2023 and 2022, the Group had no assets in connection with employee benefit plans.

15. Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2023	12-31-2022
	ARS 000	ARS 000

Cash at banks and on hand	13,470,493	28,413,826
Short-term deposits	-	371,983
	13,470,493	28,785,809

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective fixed short-term deposit rates.

16. Equity reserves and dividends

Pursuant to the Argentine Companies Act (Ley General de Sociedades) and the bylaws, 5% of the income for the year must be allocated to the legal reserve until such reserve reaches 20% of the capital stock.

On April 30, 2021, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 3,155,167 and to allocate the remaining unappropriated earnings as of December 31, 2020 to increase the voluntary reserve by 59,948,173.

On April 29, 2022, the Shareholders´ Meeting of the Company approved that the unappropriated earnings (loss) as of December 31, 2021 amounting to 4,449,523 were absorbed into the voluntary reserve.

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On December 23, 2022, the Shareholders´ Meeting of the Company decided to partially deallocate the voluntary reserve by 13,587,494 for distribution of a cash dividend.

On April 28, 2023, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 2,964,679 and to allocate the remaining unappropriated earnings as of December 31, 2022 to create a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy. On September 15, 2023, such reserve was increased in 139,492,869 through the partial deallocation of the voluntary reserve as decided by the Company’s Shareholders’ Meeting on such date.

On November 2, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 29.72 ARS per share.

On December 1, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 32.431222 ARS per share.

On December 15, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 11 ARS per share.

On January 2, 2024, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 5.75 ARS per share.

Within the framework of the amendment to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC -described in Note 13.3.3-, there was a restriction for the payment of dividends until 80% of the loan’s principal and interests were paid. Thus, during 2021 no dividends could be paid, while during 2022 and 2023 dividends could be paid up to USD 25 million and USD 20 million, respectively. Due to the advanced partial payment of the balance of such loan on October 19, 2023 as described in Note 13.3.3, through which more than 80% of the loan was paid, this limitation was no longer applicable as from that date.

In connection with loans described in Notes 13.3.1. and 13.3.4. there are certain requirements to be fulfilled by the subsidiaries CP Achiras S.A.U., CP La Castellana S.A.U. and Vientos La Genoveva S.A.U. in order for them to distribute dividends.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, that are to be paid to Argentine resident individuals and/or non-Argentine residents, are subject to a 7% income tax withholding on the amount of such dividends.

17. Provisions

	2023							2022
Item	At beginning	Increases		Decreases		Recoveries	At end	At end
	ARS 000	ARS 000		ARS 000		ARS 000	ARS 000	ARS 000

Current

Provision for lawsuits and claims	143,609	1,638,530	(2)	(136,268	)(1)	(21,714)	1,624,157	143,609
Total 2023	143,609	1,638,530		(136,268)		(21,714)	1,624,157
Total 2022	544,035	35,329		(208,219	)(1)	(227,536)		143,609

Non-current

Provision for wind and solar farms dismantling	184,892	890,079		(112,616	)(1)	-	962,355	184,892
Total 2023	184,892	890,079		(112,616)		-	962,355
Total 2022	292,253	34,859		(142,220	)(1)	-		184,892

(1)	Relates to the effect of the inflation for the year.
(2)	Includes 467,659 that were added to the Company’s equity through the business combinations described in Note 2.2.20.

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18. Information on related parties

The following table provides the transactions performed for the years ended December 31, 2023, 2022 and 2021, and the accounts payable to/receivable from related parties as of December 31, 2023, 2022 and 2021:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Termoeléctrica José de San Martín S.A.	12-31-2023	228	-	-	-
	12-31-2022	2,086	-	156	-
	12-31-2021	3,500	-	302	-

Distribuidora de Gas Cuyana S.A. (1)	12-31-2023	44,622	4,556,027	-	283,548
	12-31-2022	54,011	4,075,850	-	367,047
	12-31-2021	-	3,386,792	-	429,957

Distribuidora de Gas del Centro S.A.	12-31-2023	44,672	-	-	-
	12-31-2022	54,011	-	-	20,179
	12-31-2021	-	-	-	-

Inversora de Gas del Centro S.A.	12-31-2023	-	-	2,924,543	-
	12-31-2022	-	-	-	-
	12-31-2021	-	-	-	-

Energía Sudamericana S.A.	12-31-2023	43,524	-	-	-
	12-31-2022	-	-	-	-
	12-31-2021	-	-	-	3,326

RMPE Asociados S.A. (2)	12-31-2023	712	3,282,121	-	-
	12-31-2022	1,566	4,295,716	25	-
	12-31-2021	1,803	5,144,217	-	-
Total	12-31-2023	133,758	7,838,148	2,924,543	283,548
	12-31-2022	111,674	8,371,566	181	387,226
	12-31-2021	5,303	8,531,009	302	433,283

(1)	Acquisition of natural gas for our thermal station located in Mendoza province. The purchase price is set according to current regulation of the natural gas market.

(2)

Administrative, financial, commercial, human resources and general management services rendered under the terms of the management assistance agreement. The management assistance fee is calculated as a percentage of revenues.

Balances and transactions with shareholders

As at December 31, 2023 and 2022, there is a balance of 19,068 and 735,934 due from shareholders, corresponding to the tax on personal goods paid by the Company as a substitute taxpayer.

As described in Note 2.2.16, on January 18, 2017, the subsidiary CPR entered into a stock option agreement with its minority shareholder at that time.

Key management personnel compensation

During 2023, 2022 and 2021, short‑term employee benefits compensation for key management personnel amounted to approximately Argentine pesos 1,215.4 million, 408 million and 215.3 million, respectively (all figures stated in nominal values).

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

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For the years ended December 31, 2023, 2022 and 2021, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

19. Financial risk management objectives and policies

--	Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

The Company´s risk administration policy is defined for the purposes of reducing the effect of the purchasing power loss. During most of 2023 and 2022 net monetary positions have been assets; hence, during such period the Company sought to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. Consequently, during 2023 and 2022, item Loss on net monetary position registered a net loss due to inflation-exposure of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2023, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(16,846,382)

--	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 13.3. The Company does not use derivative financial instruments to hedge such risk. However, as of December 31, 2023, the Company has receivables, other financial assets and cash and short-term deposits in foreign currency for USD 442,503 and liabilities in foreign currency for USD 464,127. Therefore the net liability position in foreign currency amounts to USD 21,624 thousands as of such date.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2023 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000

10%	(1,741,683)

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--	Price risk

The Company’s revenues depend on the electric power price in the spot market paid by CAMMESA. The Company has no power to set prices in the market where it operates, except for the income from agreements entered into in the Term Market, where the price risk is reduced since normally prices are negotiated above the spot market price.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

--	Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 13.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2023, is deemed sufficient to cover the potential impairment in the value of trade receivables.

--	Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

--	Public and corporate securities

This risk is managed by the Company’s finance management according to corporate policies, whereby these types of investments may only be made in first-class companies and in instruments issued by the federal or provincial governments.

Liquidity risk

The Group manages its liquidity to guarantee the funds required to support its business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short-and medium-term bank credit lines.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000

As of December 31, 2023

Loans and borrowings	1,743,105	48,480,786	284,960,634	335,184,525
Trade and other payables	49,803,473	-	-	49,803,473
	51,546,578	48,480,786	284,960,634	384,987,998

As of December 31, 2022

Loans and borrowings	6,560,210	50,072,459	140,883,742	197,516,411
Trade and other payables	23,376,350	-	-	23,376,350
	29,936,560	50,072,459	140,883,742	220,892,761

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Granted and received guarantees

The Group has posted a bank guarantee to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 83,716.

On March 19, 2009, the Group entered into a pledge agreement with the former Secretariat of Energy to secure its obligations in favor of FONINVEMEM trusts by virtue of the operation and maintenance agreement of the Timbúes and Manuel Belgrano power stations, by which it pledged as a collateral 100% of the shares in TSM and TMB.

On the other hand, shares acquired by the Group in Central Costanera S.A. have a pledge for which the Group will follow the procedure to achieve its extinguishment.

Regarding the agreement described in Note 13.3.13., the Group has granted T-BILLs as compliance guarantee for USD 42.1 million, which are included under non-current other financial assets.

Likewise, the Group entered into various guaranteed agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a), 13.3.1, 13.3.3, 13.3.4, 13.3.7, 13.3.8, 13.3.9, 13.3.11, 13.3.12 and 20.3.

20. Contracts, acquisitions and agreements

20.1. Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermoelectrical generation plants, such as (i) General Electric, which is in charge of the maintenance of the Nuevo Puerto Combined Cycle plant, and part of the Mendoza based units, (ii) Siemens Energy, which is in charge of the maintenance of the combined cycle unit based in Mendoza site, the thermoelectrical power plant Brigadier López, the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration units, and one of the combined cycle units based in Costanera thermoelectrical power plant, and (iii) Mitsubishi, which is in charge of the maintenance of the other combined cycle unit located in the Costanera thermoelectrical power plant.

Under long-term service agreements, suppliers provide materials, spare parts, labor and on-site engineering guidance in connection with scheduled maintenance activities, in accordance with the applicable technical recommendations.

20.2. Acquisition of General Electric gas turbine

On March 13th, 2015, the Company acquired a gas turbine from General Electric and hired their specialized technical support services. The unit is a gas turbine with 373 MW output power.

20.3. Renewable Energy generation farms

In 2017 the Group entered into a power purchase agreement with CAMMESA for La Castellana and Achiras wind farms for a 20-year term as from the launch of the commercial operations. Likewise, during 2018 the Group entered into a power purchase agreement with CAMMESA for La Genoveva wind farm for a 20-year term as from the launch of the commercial operations.

Regarding wind farm La Castellana II, the Group entered into supply agreements with Rayen Cura S.A.I.C. for a 7-year term and approximately 35,000 MWh/year volume, with Metrive S.A. for a 15-year term and 12,000 MWh/year volume, with N. Ferraris for a 10-year term and 6,500 MWh/year volume and with Banco de Galicia y Buenos Aires S.A. for a 10-year term to supply energy demand for approximately 4,700 MWh/year.

Regarding wind farm La Genoveva II, the Group entered into supply agreements with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and

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approximately 87.6 GWh/year volume, with PBB Polisur S.R.L. (Dow Chemical) for a term of 6 years and an estimated volume of 80 GWh/year, with INC S.A. (Carrefour) for a term of 3 years and an estimated volume of 12 GWh/year, with Farm Frites for a 5-year term and 9.5 GWh/year volume and with BBVA for a 5-year term and 6 GWh/year volume.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations and for an estimated volume of 235 GWh per year.

Regarding the wind farm Los Olivos, the Group entered into power purchase agreements with S.A. San Miguel A.G.I.C.I. y F., Minera Alumbrera Limited and SCANIA Argentina S.A.U. for a 10-year term as from the launch of commercial operations, to supply them 8.7 GWh/year, 27.4 GWh/year and 20.2 GWh/year, respectively.

Acquisition and operation of wind turbines

The Group has entered into agreements with Nordex Windpower S.A. for the operation and maintenance of Achiras and La Castellana wind farms for a 10-year term.

In addition, the Group has entered into agreements with Vestas Argentina S.A. for the operation and maintenance of wind farms La Genoveva I until August 30, 2040; La Genoveva II until May 31, 2039; La Castellana II until May 31, 2039; and Manque y Los Olivos until December 31, 2039.

20.4. Acquisition of Brigadier López thermoelectric plant

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), which has been awarded to the Company, on June 14, 2019 the transfer agreement of the production unit that is part of Brigadier López thermoelectric plant and of the premises on which the plant is located, was signed, including: a) production unit for the plant, which includes personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the plant operation and use; b) IEASA’s contractual position in executed contracts (including turbogas and turbosteam supplying contracts with CAMMESA and the financial trust agreement signed by IEASA as trustor, among others); c) permits and authorizations in effect related to the plant operation; and d) the labor relationship with the transferred employees.

The plant currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total.

The works for closing the cycle are still pending. During February 2024, the agreement with SACDE on the works, services, and necessary works to close the cycle was agreed on, having the “notice to proceed” been granted on February 26, 2024.

20.5. Shares purchase agreements with Enel Group

On February 17, 2023, Proener S.A.U. acquired 531,273,928 shares from Enel Argentina S.A., which represent 75.68% of the capital stock and votes from Enel Generación Costanera S.A. (currently, Central Costanera S.A.). The total purchase price amounted to USD 48,000,000. Pursuant to the CNV applicable regulations, on March 17, 2023, a mandatory public acquisition offering ("OPA") at an equitable price with respect to the remaining outstanding shares was announced. Such was approved by CNV on May 23, 2023. The offering reception period was opened from May 30, 2023 to June 12, 2023, and offerings from a total of 17 shareholders, owners of 65,100 shares, representing approximately 0.0093% of the issued and outstanding shares of Central Costanera S.A. were accepted, which were acquired at a $94,189 price per share by Proener S.A.U. This acquisition was recorded as a business combination as described in Note 2.2.20.

On the same date, Proener S.A.U. entered into a shares purchase agreement with Enel Argentina S.A. and Enel Américas S.A., by virtue of which, subject to the exercise of the preemptive right of the remaining

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shareholders, Enel Américas S.A. agreed to sell to Proener S.A.U. its interest in Inversora Dock Sud S.A. and Enel Argentina S.A. agreed to sell to Proener S.A.U. its interest in Central Dock Sud S.A. The total purchase price for both holdings amounted to USD 54,000,000. On March 17, 2023, Proener S.A.U. was informed by Enel Argentina S.A. and Enel Américas S.A. that the remaining shareholders have decided to exercise their preemptive right. This way, once the stocks purchase was accomplished by the remaining shareholders during April 2023, Proener S.A.U. terminated the shares purchase agreement on April 25, 2023.

20.6. Forest companies’ acquisition

On December 27, 2022, Proener S.A.U., entered into a shares purchase agreement with Masisa S.A. and Masisa Overseas S.A. (jointly, “Masisa”), one of the main forestry companies in the region. Through such agreement, Masisa sold Proener S.A.U. the total shares of its Argentine affiliates Forestal Argentina S.A. and Masisa Forestal S.A. (currently, Loma Alta Forestal S.A.), which hold the forestry assets Masisa had in the country.

On May 3, 2023, Proener S.A.U. acquired 100% of capital stock and votes of companies Empresas Verdes Argentina S.A., Las Misiones S.A. y Estancia Celina S.A. The purchase price amounted to USD 29,881,340. Such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area). This acquisition was recorded as a business combination as described in Note 2.2.20.

20.7. Acquisition of solar farm

On October 18, 2023, Proener S.A.U. acquired from Equinor Wind Power A.S., Scatec Solar Netherlands B.V. and Scatec Solar Argentina B.V. 100% of the share capital and votes of Cordillera Solar VIII S.A. (CSVIII) and Scatec Equinor Solutions Argentina S.A., (currently called CP Servicios Renovables S.A.) owner and operating companies, respectively, of a solar farm located in the province of San Juan, with an approximate power of 100 MW. The solar farm has an agreement with CAMMESA for the purchase of generated energy for a 20- year term counted as from the operations beginning date of such farm. This acquisition has been recorded as an assets acquisition as per IFRS 3. For further information regarding CSVIII loans see Note 13.3.12.

20.8. Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services.

During September 2021, the Company sold such equipment to UNIPER KRAFTWERKE GMBH and UNIPER HUNGARY Kft. for the amount of USD 33,750,000.

20.9. Acquisition of equity interest in AbraSilver Resource Corp.

On April 22, 2024, Proener S.A.U. entered into a shares subscription agreement for a 4% interest in the capital stock of AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market), which is the owner of the silver-gold project Diablillos located in the Northwest region of Argentina. The transaction is subject to certain conditions, which are expected to be fulfilled by April 26, 2024.

21. Tax integral inflation adjustment

Pursuant to Law no. 27,468, modified by Law no. 27,430, to determine the amount of taxable net profits for fiscal years commencing January 1, 2019, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as from January 1, 2018, if the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the

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first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

At December 31, 2019 and during the following fiscal years, such conditions have been already met. Consequently, the current and deferred income tax booked since the fiscal year ended December 31, 2019 include the effects derived from the application of the tax inflation adjustment under the terms stablished by the income tax law.

22. Measures in the Argentine economy

On December 10, 2023, new government authorities took office, which authorities issued a series of measures among whose main objectives the following stand out: flexibility of regulations for economic development, reduction of expenses towards reducing fiscal deficit, reduction of subsidies, among others. Within the context of the new government, there was a significant devaluation of the Argentine peso which was reflected on the official exchange rate.

Foreign exchange market

As from December 2019, the BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market.

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 13.3.3. and 13.3.11. Moreover, on March 3, 2022 and October 13, 2022, through Communications “A” 7466 and "A" 7621, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due until December 31, 2022 and December 31, 2023, respectively. The effects of this regulation for the Company are described in Note 13.3.11.

As of the issuance date of these financial statements, after the new authorities took office on December 10, 2023, the restrictions for the payment of imports made after December 13, 2023 were reduced, while other BCRA restrictions to access to the Unique and Free Exchange Rate Market and to operate in the exchange rate market still apply.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2022 the applicable scale was the following: 25% up to an accumulated taxable net income of 7.6 million Ps.; 30% for the excess of such amount up to 76 million Ps.; and 35% for the excess of such amount. For fiscal year 2023 the applicable scale is the following: 25% up to an accumulated taxable net income of 14.3 million Ps.; 30% for the excess of such amount up to 143 million Ps.; and 35% for the excess of such amount.

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23. Environment-related topics

The Group’s activities are subject to certain environmental regulations: The Group Management considers its operations comply, in all relevant aspects, with the laws and regulations related to the protection of the environment. On the other hand, the Group records provisions for the dismantling of wind and solar renewable assets based on the commitments assumed with the owners of the premises in which they are located. The Group monitors potential relevant changes on environmental regulations related with its activities and no significant future changes were identified for a foreseeable future.

24. Subsequent events

No facts or operations, other than disclosed, occurred between the closing date of the fiscal year and the date of issuance of these financial statements that may significantly affect such financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: June 6, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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